FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of April 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---

                                 [Gemplus Logo]
        ----------------------------------------------------------------

                                     PROXY
                                    for the
                             ANNUAL GENERAL MEETING
                                    and the
                        EXTRAORDINARY GENERAL MEETING OF

                           GEMPLUS INTERNATIONAL S.A.

             held on 17th April 2002 or at any adjournment thereof

        ----------------------------------------------------------------

I, THE UNDERSIGNED _____________________________________________________________

Domiciled          _____________________________________________________________


a shareholder of _________________________ shares in GEMPLUS INTERNATIONAL S.A. (the "Company")




hereby appoint, instruct and authorise __________________________________,
(failing whom the Chairman of the Company or the Chief Executive Officer of the Company or the Chairman of the Annual General Meeting or the Extraordinary General Meeting, as the case may be, each acting alone and with full power of substitution)


to attend the Annual General Meeting of shareholders of the Company and the Extraordinary General Meeting held on 17th April 2002 (or any reconvened meeting thereof) and vote on my behalf on the agenda set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED "FOR".

                           I. ANNUAL GENERAL MEETING



(1)  to hear the reports of the Board of Directors;

(Note: no vote is required on this agenda item )


(2) to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2001;

(Note: no vote is required on this agenda item )


(3) to hear the reports by the auditors of the Company in respect of the consolidated and un-consolidated financial statements of the Company for the year ended 31st December 2001;

(Note: no vote is required on this agenda item )


(4) to consider and approve the financial statements (annual accounts: balance sheets and statements of profit and loss) of the Company for the year ended 31st December 2001 in their consolidated and unconsolidated form;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(5) to allocate the results of the Company for the year ended 31st December 2001 by allocation of the annual losses to the carry forward account;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(6) to grant discharge to all directors of the Company who have been in office during the year ended 31st December, 2001 in respect of the proper performance of their duties for the year ended 31st December 2001;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(7) to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than (euro) 1 and no more than (euro) 20.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with
     Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 17th October 2003;

     The acquisition of shares shall in addition be carried out in accordance with the following conditions:

     (a) They may be made by all methods or means (including the use of derivatives and the acquisition of blocks of shares) in accordance with applicable regulations.

     (b) They may be made inter alia, and by order of priority:
         (i) to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

         (i) to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

         (i) to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means to the allocation of shares of the Company;

         (i) to proceed to purchases and sales according to market conditions;
             and

         (i) to regulate the share price by systematic intervention against the trend.

     Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

     (c) The maximum number of shares which may be acquired pursuant to this authorisation is 63,634,194 shares representing as of the date hereof 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(8) to appoint the following seven persons as directors for a two year period to end at the annual general meeting deciding on the 2003 accounts (so that the board of directors be composed of twelve members):

Explanatory Note: In respect of the election of the members of the board of directors each shareholder shall be entitled to as many votes as shall equal the number of shares held by him or her multiplied by the number of seats to be provided for (i.e. 7 seats). Each shareholder may cast all of such votes in respect of a single candidate or may distribute them among any two or more of the candidates as such shareholder may see fit.

Those candidates who receive the highest number of votes shall be elected to the board of directors of the Company, within the limit of the total seats to be provided for.

For example: a shareholder holding 10 shares in the Company shall with respect to the election of 7 new board members be entitled to a total of 70 votes. He or she may either distribute such 70 votes among the candidates or cast all such 70 votes in favor of one candidate and thus not vote for the remaining candidates.

Shareholders may elect to delegate power to and instruct the proxyholder to cast the votes of such shareholder as the proxyholder deems fit by ticking the box provided for under alternative 1.

Shareholders may also elect to distribute their votes to the candidates listed below by completing the relevant box(es) set out against the candidate(s) name(s) under alternative 2.

ANY PROXY INDICATING VOTES IN A NUMBER EXCEEDING THE NUMBER OF VOTES WHICH THE UNDERSIGNED SHAREHOLDER MAY CAST PURSUANT TO THE ABOVE SHALL NOT BE CONSIDERED AND SHALL BE DEEMED NULL AND VOID ON THIS ITEM OF THE AGENDA.

Alternative 1:


            By ticking the box set out to the left, the undersigned shareholder
[  ]        delegates power to and instructs the proxyholder to cast the votes of such shareholder as the proxyholder deems fit.


Alternative 2:


            The undersigned shareholders wishes to distribute his/her votes to the candidates as follows:

-------------------------------------------------------------------------------------------

  Name of the candidate             Number of votes      Number of votes      Abstentions
                                          FOR                AGAINST
-------------------------------------------------------------------------------------------
  Mr. David Bonderman
-------------------------------------------------------------------------------------------
  Dr.- Ing. Hasso Freiherr
  von Falkenhausen
-------------------------------------------------------------------------------------------
  Dr. Peter Kraljic
-------------------------------------------------------------------------------------------
  Mr. Daniel Le Gal
-------------------------------------------------------------------------------------------
  Mr. Ronald W. Mackintosh
-------------------------------------------------------------------------------------------
  Mr. Ziad Takieddine
-------------------------------------------------------------------------------------------
  Additional new member to be
  proposed by the board of
  directors (See convening notice)
-------------------------------------------------------------------------------------------



IN THE ABSENCE OF SPECIFIC INSTRUCTIONS OR CONFLICTING INSTRUCTIONS THE PROXYHOLDER IS EMPOWERED AND INSTRUCTED TO VOTE AS THE PROXYHOLDER DEEMS FIT.


(9) to authorise the board of directors to delegate day to day management to Mr. Ronald W. Mackintosh and to confirm his appointment as interim chief executive officer (administrateur delegue) of the Company and to approve a total remuneration package for the interim chief executive officer;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(10) to authorise the board of directors to appoint a new permanent chief executive officer (administrateur delegue), in replacement of the interim chief executive officer and to delegate day to day management to such the new permanent chief executive officer as well as to approve the principles of the total remuneration package for the new permanent chief executive officer in replacement of the interim chief executive officer;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(11) to approve the principles of the compensation of board members;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(12) to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2002 accounts;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(13) miscellaneous.

     [ ]   For
     [ ]   Against
     [ ]   Abstention

                II. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS




(1) Amendment of the first sentence of article 8 of the articles of incorporation of the Company to read as follows: "Article 8.- The annual general meeting of shareholders shall be held at the registered office of the Corporation, or at such other place in Luxembourg as may be specified in the notice of meeting, on the last Tuesday of April at 11.00 a.m.";

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(2) Extension of the duration until 31st May 2003 of the authorisation to grant stock options within the existing authorised share capital to the beneficiaries of the Gemplus stock options plan(s), the principles of which were approved by the general meeting of shareholders of 21st June 2000;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(3) Amendment of the number of shares in issue in the Company by cancellation of 4,634,859 shares held after being repurchased by the Company pursuant to the Company's stock buy-back program without reduction of the issued share capital of the Company and consequential amendment of article 5 of the articles of incorporation of the Company;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(4) Acknowledgement of the fact that the Company may receive further shares currently held by an indirect subsidiary of the Company (transferred to the indirect subsidiary by Mr. Antonio Perez) up to a total amount of 30,743,679 additional shares without consideration and decision to proceed to the automatic cancellation of such shares as and when received without reduction of the issued share capital of the Company and acknowledgement of the consequential increase of the accounting par of the shares in issue in the Company;

     [ ]   For
     [ ]   Against
     [ ]   Abstention


(5) Authorisation to be granted to any board member or to the General Counsel or to the Company Secretary, each acting alone and with full power of substitution, to appear in front of a notary to record the receipt and consequential cancellation of such shares without reduction of the issued share capital and as a consequence thereof to record an amendment of article 5 of the articles of incorporation in respect of the then current number of shares in issue in the Company.

     [ ]   For
     [ ]   Against
     [ ]   Abstention





Given on.................................2002



                                    Signed:
                                           -------------------------------------

                                    Individual shareholder:
                                    Name:
                                         ---------------------------------------

                                    --------------------------------------------

                                    Corporate or entity shareholder:
                                    Name:
                                         ---------------------------------------

                                    --------------------------------------------

                                    For and on behalf of the above shareholder
                                    by:

                                    Name of signatory (ies):
                                                            --------------------

                                    --------------------------------------------


                                    Title of signatory(ies):
                                                            --------------------

                                    --------------------------------------------

                                 [Gemplus Logo]


--------------------------------------------------------------------------------


                                          Luxembourg, 27th March, 2002

Registered letter


================================================================================

                            CONVENING NOTICE FOR THE
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                   AND FOR THE
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                               OF 17th APRIL, 2002
                          OF GEMPLUS INTERNATIONAL S.A.
                                 (the "Company")

================================================================================

Dear Shareholders,

You are hereby convened to the

                   I. Annual General Meeting of Shareholders
                                 of the Company

     which, in accordance with the articles of incorporation of the Company, will take place on:

                      Wednesday 17th April 2002 at 11.00 AM
                               at the Hotel Royal
                    12, Boulevard Royal, L - 2449 Luxembourg

The agenda of the annual general meeting is as follows:

(1)  to hear the reports of the Board of Directors;

(2) to hear the Management Report by the Board of Directors of the Company for the year ended 31st December 2001;

(3) to hear the reports by the auditors of the Company in respect of the consolidated and un-consolidated financial statements of the Company for the year ended 31st December 2001;

(4) to consider and approve the financial statements (annual accounts: balance sheets and statements of profit and loss) of the Company for the year ended 31st December 2001 in their consolidated and unconsolidated form;

(5) to allocate the results of the Company for the year ended 31st December 2001 by allocation of the annual losses to the carry forward account;

(6) to grant discharge to all directors of the Company who have been in office during the year ended 31st December, 2001 in respect of the proper performance of their duties for the year ended 31st December 2001;

(7) to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a price being no less than (euro) 1 and no more than (euro) 20.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with
     Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorisation being granted for purchases completed on or before 17th October 2003;

     The acquisition of shares shall in addition be carried out in accordance with the following conditions:

     (a) They may be made by all methods or means (including the use of derivatives and the acquisition of blocks of shares) in accordance with applicable regulations.

     (b) They may be made inter alia, and by order of priority:

         (i) to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

         (ii) to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

         (iii) to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means to the allocation of shares of the Company;

         (iv) to proceed to purchases and sales according to market conditions; and

         (v) to regulate the share price by systematic intervention against the trend.

     Shares redeemed may only be cancelled as set out under (i) above with the prior authorisation of a general meeting of shareholders held following the date hereof.

     (c) The maximum number of shares which may be acquired pursuant to this authorisation is 63,634,194 shares representing as of the date hereof 10 % of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10 % of the subscribed capital);

(8) to appoint the following seven persons as directors for a two year period to end at the annual general meeting deciding on the 2003 accounts (so that the board of directors be composed of twelve members)(1):

(a) Mr. David Bonderman(2)           Founding Partner of Texas           301 Commerce Street, Suite 3300,
                                     Pacific Group                       Fort Worth,
                                                                         Texas 76102 USA

(b) Dr.- Ing. Hasso Freiherr von     Managing Director of PolyTechnos    Promenade 95A,
    Falkenhausen2                    Venture - Partners GmbH             61348 Bad Homburg,
                                                                         Germany

(c) Dr. Peter Kraljic                Director of McKinsey & Company,     Konigsallee 60C,
                                     Inc.                                40215 Dusseldorf,
                                                                         Germany

(d) Mr. Daniel Le Gal                Managing Director of Finadvance     24bis, avenue Sainte Victoire,
                                     S.A.                                13100 Aix en Provence,
                                                                         France

(e) Mr. Ronald W. Mackintosh         Interim Chief Executive Officer     Redens, Lodsworth,
                                     of Gemplus International S.A.       West Sussex GU28 9DR,
                                                                         United Kingdom

(f) Mr. Ziad Takieddine              President of Middle East & Gulf     14, avenue Georges Mandel, 75116
                                     Resources                           Paris, France

(g) Additional new member to be
    proposed by the board of
    directors(3)



(9) to authorise the board of directors to delegate day to day management to Mr. Ronald W. Mackintosh and to confirm his appointment as interim chief executive officer (administrateur delegue) of the Company and to approve a total remuneration package for the interim chief executive officer;

(10) to authorise the board of directors to appoint a new permanent chief executive officer (administrateur delegue), in replacement of the interim chief executive officer and to delegate day to day management to such new permanent chief executive officer as well as to approve the principles of the total remuneration package for the new permanent chief executive officer in replacement of the interim chief executive officer;

(11) to approve the principles of the compensation of board members;

(12) to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next annual general meeting deciding on the 2002 accounts;

(13) miscellaneous.

------------
(1) The names of all directors in office are set forth in the 2001 annual report.
(2) Co-opted on 19th December, 2001 in replacement of resigning directors and proposed for definitive election. Dr. von Falkenhausen was appointed interim chairman of the board of directors with effect from 10th January 2002.
(3) Position intended for a new permanent chairman.



and the




                II. Extraordinary General Meeting of Shareholders
                                 of the Company

                          which also will take place on
                            Wednesday 17th April 2002
                               at the Hotel Royal
                    12, Boulevard Royal, L - 2449 Luxembourg
                      following the Annual General Meeting
                           with the following agenda:


(1) Amendment of the first sentence of article 8 of the articles of incorporation of the Company to read as follows: "Article 8.- The annual general meeting of shareholders shall be held at the registered office of the Corporation, or at such other place in Luxembourg as may be specified in the notice of meeting, on the last Tuesday of April at 11.00 a.m.";

(2) Extension of the duration until 31st May 2003 of the authorisation to grant stock options within the existing authorised share capital to the beneficiaries of the Gemplus stock options plan(s), the principles of which were approved by the general meeting of shareholders of 21st June 2000;

(3) Amendment of the number of issued shares of the Company by cancellation of 4,634,859 shares held after being repurchased by the Company pursuant to the Company's stock buy-back program without reduction of the issued share capital of the Company and consequential amendment of article 5 of the articles of incorporation of the Company;

(4) Acknowledgement of the fact that the Company may receive further shares currently held by an indirect subsidiary of the Company (transferred to the indirect subsidiary by Mr. Antonio Perez) up to a total amount of 30,743,679 additional shares without consideration and decision to proceed to the automatic cancellation of such shares as and when received without reduction of the issued share capital of the Company and acknowledgement of the consequential increase of the accounting par of the issued shares of the Company;

(5) Authorisation to be granted to any board member or to the General Counsel or to the Company Secretary, each acting alone and with full power of substitution, to appear in front of a notary to record the receipt and consequential cancellation of such shares without reduction of the issued share capital and as a consequence thereof to record an amendment of article 5 of the articles of incorporation in respect of the then current number of shares in issue in the Company.

                             ----------------------

Please find enclosed the consolidated and unconsolidated balance sheets and profit and loss accounts of the Company for the year ended 31st December 2001 together with the reports of the auditors.

Participation at the meetings and the right to vote is restricted to shareholders. Shareholders must, therefore, be able to prove that they are shareholders as of the date of the meetings in order to attend.


If the shareholder's shares are registered in the register of shareholders

Each shareholder inscribed in the shareholder register (or his or her legal representative) will be able to attend the meetings or to be represented at such meetings.


If the shareholder's shares are held through a clearing system

Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate confirming the identity of the shareholder, shareholder status, number of shares held and the blocking of such shares until after the meetings. The certificate must further state that the relevant shares are held through Euroclear France. Shareholders must then deliver such certificate to the CREDIT COMMERCIAL DE FRANCE, Service Assemblees GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman - B.P. 2704, 51051 REIMS CEDEX France, Telephone number: + 33 3 26 09 86 26, Fax number: + 33 3
26 09 89 97 by 5 p.m. Luxembourg time on Monday 15th April 2002 in order to have an admission card which the CREDIT COMMERCIAL DE FRANCE will make available for such shareholders at the meetings. Alternatively such shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and be inscribed in the shareholder register in their personal names.



Shareholders (whether registered in the register of shareholders or holding their shares through a clearing system) may also vote by proxy. A proxy form is enclosed. In the event a shareholder wishes to vote by proxy he or she has to complete and sign the enclosed proxy form and return it (in the case the shares are held through a clearing system, together with the certificate referred to above) by fax to (+ 33 3 26 09 89 97) and by mail to Gemplus International S.A. c/o CREDIT COMMERCIAL DE FRANCE, Service Assemblees GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman - B.P. 2704, 51051 REIMS CEDEX France ). In order to be included in the votes, the proxy (and as the case may be, the certificate) must be received by 5 p.m. Luxembourg time on Monday 15th April, 2002. The proxy will only be valid if it includes the shareholder's or his or her legal representative's first name, surname, number of shares held and official address, and signature.


The annual general meeting can be validly held whatever the number of shares present or represented at such meeting and resolutions shall be validly adopted at such annual general meeting if approved by a simple majority of the shares present or represented.


The extraordinary general meeting can be validly held if at least 50 % of the shares issued and outstanding are present or represented. Resolutions at the extraordinary general meeting will be validly adopted at such extraordinary general meeting if approved by a two-thirds majority of the shares present or represented. If the quorum referred to above is not reached the extraordinary general meeting will be reconvened for a date at least one month later and no quorum will be required at such reconvened meeting for a valid deliberation.





                                             Sincerely yours,


                                             Gemplus International S.A.
                                             The Board of Directors

Contents

Letter of the Chairman......................................................2
Chief Executive Review......................................................4
Management Discussion and Analysis..........................................8
Consolidated Financial Statements...........................................18
Board of Directors and Management team......................................72
Shareholder Information.....................................................73

Letter of the Chairman

Dear Shareholders,

   On January 10, 2002, I followed an old friend and Gemplus founder, Dr. Marc Lassus, as chairman of the board of Gemplus International S. A. The Board of Directors gave me a clear mandate limited to a maximum of nine months by the statute of age limitation set forth in the By-Laws of the corporation. That mandate is as follows;

     o Provide leadership, stability, and guidance in a transition year to the management team headed by Ron Mackintosh,

     o Complement the management team by promotions from within and by hiring outstanding managers from the outside,

     o Support the innovative spirit and the drive for market penetration that have been the landmarks of Gemplus since its inception,

     o Strengthen the sense of being one company serving many markets in the world with a broad spectrum of products and services without loosing sight of the "we are one company" concept,

As some of you know, I was associated with Gemplus from 1993 until 1999. When I came back from retirement in January 2002 I was again intrigued by what had attracted me to Gemplus in 1993; the drive for innovation, the huge reservoir of know-how and intellectual property, the orientation towards solutions for the customer, and the proven ability to make difficult things happen.

While the 2001 results are disappointing, I am convinced of the inherent strengths of Gemplus and its management team. As the CEO Ron Mackintosh points out in his report, the steps necessary to restructure the company and to improve operating results have been commenced. A rigorous regime is in place to realize planned cost savings. The Board is closely monitoring progress according to the restructuring plan. But rest assured that the research and development efforts, the basis of Gemplus' success in the past, will be adequately funded to secure growth initiatives for new products and services.

The Board regrets the decisions of Bill Lloyd, Phil Faraci and Steven Gomo to leave to pursue other career opportunities in the US. The Board thanks them for their contributions in significantly strengthening the base of Gemplus for the future and wishes them all the best in their new endeavors.

The Board of Directors would also like to express their sincere appreciation for the efforts and contributions of the Gemplus employees during this past year. Despite the issues the company has faced, the employees around the world have continued to meet the challenges of their assignments. We are very proud of the dedication and devotion that they have demonstrated.

In line with the By-Laws of the corporation, I will hand over the task of the chairmanship to my successor later this year. A committee of the Board is in detailed discussions with several eminent and experienced executives who have expressed a deep interest in taking over my task. I am confident that my successor will find a company that is benefiting from the restructuring phase with new enthusiasm and poised for growth in the years to come.

Sincerely,

/s/

                             Chief Executive Review


After over a decade of very rapid, profitable growth and after Gemplus' successful IPO in December 2000, last year was an extremely poor one for Gemplus.

We maintained all our high standards of customer service, research, development and product innovation. We introduced important new products and services in both our telecoms and financial services divisions and we expended all efforts to maintain our global standing in the smart card industry. Because of the sharp and unexpected world-wide slow-down in the telecoms marketplace, however, and because Gemplus entered last year with an increased and rising cost base, and with inventory commitments based on continued growth, we moved from substantial profit to equally substantial loss.

We have now initiated action to correct this. By the end of this year, Gemplus should be profitable once again and should have a strategy in place for sustainable long-term growth and profitability.

I want to review the causes of our losses last year, the action we have taken and the reasons I feel optimistic for Gemplus' future.


Financial Results

During 2000, we expanded substantially. In planning for 2001, we consulted with our customers. They were planning for continued growth, and we therefore entered last year with an increased and growing cost base, with expanding capital investment and with substantial commitments to buy silicon chips. To the surprise of almost everyone, including industry analysts and forecasters, last year the mobile telecoms market suffered a dramatic down-turn.

As a result of this and the sale of our SkiData and Tags businesses, Gemplus' revenues fell by 15% to just over (euro)1 billion. Adjusting for these disposals, our revenues fell 12%.

Gross margin for 2001 declined from 37.7% in 2000 to 30.1% reflecting the impact of fixed cost capacity variances resulting from volume shortfalls, pricing pressures - particularly in the second half of the year and shipment of high cost inventory that was purchased or committed to in the year 2000.

The result of this, together with our enlarged operating cost base and a number of one-off charges was to produce operating losses of (euro)154 million. These one-off charges totalled (euro)72 million ((euro)28 million in restructuring charges, (euro)18 million in litigation expenses associated with the Humetrix lawsuit and (euro)26 million for management severance expenses). Excluding these exceptional charges, operating loss for the year was (euro)81 million compared to an operating profit of (euro)127 million in 2000. Net Other Income was
(euro)46 million and included a (euro)68 million gain on the divestiture of the SkiData and Tag businesses. The overall result was a net loss for 2001 of
(euro)100 million compared to a net profit of (euro)99 million for the year
2000.

Gemplus was far from being alone in facing adverse conditions. The mobile telecoms down-turn, however, hit Gemplus particularly hard, since we faced falling demand and pressure on prices on the one hand, and increased costs with no ability to benefit from falling chip prices on the other hand.

As soon as we recognised the changed market conditions, we took action - and that action is producing its planned results. But last year's action has not been enough either to fully address the issues or to produce a satisfactory financial performance.

Further action is necessary. We intend to implement substantial further cost reductions, re-organize our production and sourcing and are undertaking a strategic review.


The Action Taken

The first key priority for Gemplus is to restore our position as a cost competitive producer.

Last year, we implemented a restructuring initiative, which is now delivering
(euro)40 million a year of cost savings. In addition, we have been reducing our inventory of silicon chips. By the beginning of April, the start of our second quarter, these should be in balance with revenue demand and we shall benefit from buying new chips at today's market prices - which are roughly one third lower than the prices we have been paying.

This February, we announced plans to save a further (euro)60 million a year in expenses and to cut production costs by (euro)40 million a year through rationalising some of our production lines and examining our sourcing options.

We are in consultation with our unions and staff associations on these plans; but we are confident the savings should start flowing from the second half of this year, with the full effect being felt next year. When their effects fully flow through, we are looking for them to have a large favorable impact on Gemplus results. If we can achieve this, it would restore the company to solid profitability.

The second key priority is to accelerate Gemplus' move into the higher value, higher margin products and applications, which is where the market potential is greatest.

Gemplus is continuing to focus on the production and revenues of our multi-function and more powerful smart cards, especially our leading Java cards. These meet the market demand for an open operating system and greater functionality. They are improving our revenue mix and helping offset pricing pressures in the market.

Beyond this, we have also commenced a strategic review to identify how best further to re-organise Gemplus' business processes and to reinforce our position in high value products and services. This review is designed to ensure Gemplus is in the best position to take advantage of the opportunities in the changing mobile telecoms, financial services and other sectors of the smart card and smart card applications industry.


The Impact for 2002

2002 will be a tale of two halves.

In the first half of this year, we expect to see the normal seasonal drop in revenues following the Christmas period; we plan to take an estimated (euro)65 million one-off restructuring charge; and our focus will be to implement the operating and production cost savings. While we expect to benefit from some lower chip costs and some lower operating costs than last year, we are projecting a loss.

In the second half of the year, we should gain the full benefit of lower chip costs, and cost savings resulting from the restructuring initiative we announced this year. By the end of this year, our cost base should be running at a substantially lower level than last year and we hope to be back to operating profitability in the final quarter.

Throughout all this change, we are supported by the financial strength of Gemplus. Cash and cash equivalents are very strong at (euro)491 million with very little debt. Accounts receivable Days Sales Outstanding (DSO) finished the year at 57 days, the lowest it has been in over a year. Inventory levels declined dramatically during the second half of the year as material purchases were tightly managed. We expect our inventory levels to be roughly in balance with current shipment demand by April. Gross capital spending slowed to (euro)17 million in the fourth quarter, the lowest level in the year, as several new building projects have been completed or are nearing completion. This strong balance sheet performance provides the foundation to finance our restructuring, drive our business and invest in our future.


The Future

Despite the difficult period we are experiencing, Gemplus has powerful strengths, and these strengths can play to the way our markets are growing.

During the last year, we successfully introduced our new Java open operating system on 32k and 64k card products. These are widely recognised as providing the best implementation of interoperable Java and hold a leading position in the market. Furthermore, our Network Systems business grew 64% last year, excluding the SkiData business which we sold. This was driven by Financial Services and the introduction of our multi-application cards.

Gemplus has a strong market position, not just in Europe, but globally.

We have an excellent customer base, with strong relationships with all the major mobile network operators and card based financial services organisations. We have exceptional talent and experience in our people. And we have a very strong balance sheet.

As I look ahead, I also see several market trends benefiting Gemplus.

The mobile industry, particularly in Europe, has swung from a focus on market penetration to a focus on retaining customers and building average revenue per user.

The network operators' strategy to achieve this is based on exploiting 2 1/2G and then 3G technologies and creating a whole range of new customer services.

Over the course of the next few years, virtually all the existing installed SIM cards are going to need to be replaced in order to handle the new generations of mobile technology and services.

In Europe, new 3G entrants such as Hutchinson Telecoms are going to add further stimulus.

In North America, where infrastructure development has lagged to date, the move to advanced 2 1/2G networks is likely to stimulate penetration growth as well as the final shift from analogue to digital and the delivery of new services.

All this describes a large growth of applications that require smarter SIM cards.

There are parallel trends in financial services, where concerns over security and the growth of e-commerce and e-banking may be creating the conditions of a similar future growth in demand for smart cards.

There is also reason to be optimistic about total demand levels, particularly from the second half of this year, as GPRS becomes established and 3G services are soft-trialled.

It is clear that operators need more powerful SIM cards and should replace old SIM cards.

In this Gemplus is strongly positioned with high end cards providing both data applications and services.

Our product mix is improving and we will improve it further.

The issues Gemplus faces are well understood. The necessary actions are in hand. The markets in which we operate are dynamic, and Gemplus is well able to prosper in them. There needs to be patience, but I believe Gemplus is going to be a winner again.




Ron Mackintosh
Chief Executive Officer
February 26, 2002

Management Discussion and Analysis of Financial Condition and Results of Operations



Operating and Financial Review and Prospects

Overview

         The year 2001 was disappointing for our company, as we generated significantly lower revenues than in 2000 and recorded a net loss for the year. This contrasts sharply with our financial results in 2000 when we experienced strong growth and recorded a net profit.

         Our revenues decreased by 15% in 2001, from Euro 1,204.6 million in net sales in 2000 to Euro 1,023.0 million in 2001. Revenues declined primarily due to decreased demand for wireless products, reflecting the abrupt downturn in the global telecommunications industry starting in early 2001. In contrast, our financial services business within our network systems segment achieved strong growth, primarily due to increased sales of chip cards in the retail and banking sector in the United States. The combination of these two factors resulted in our telecommunications sales representing a significantly lower percentage of our overall sales in 2001 than in 2000, although telecommunications remained our largest segment.

         Our operating income declined as well in 2001, as we recorded an operating loss of Euro 153.6 million in 2001 after recording operating income of Euro 127.4 million in 2000. Both operational and non-recurring factors impacted our operating loss in 2001. The operational factors were primarily:

         o   variances resulting from volume shortfalls,

         o   pricing pressures, particularly in the second half of the year, and

         o shipment of high cost inventory that was purchased or committed to in the year 2000 during the chip shortage period.

         The principal non-recurring factors that contributed to our operating loss in 2001 were the following:

         o costs associated with the restructuring of our operations that we began in the second quarter of 2001 (Euro 28.5 million);

         o severance costs in connection with changes in management (Euro 25.7 million);

         o charges relating to the loss of a significant litigation matter (Euro 18.1 million).

         These non-recurring factors were only partially offset by a one-time favorable adjustment of (euro) 10.6 million resulting from the partial reversal of a provision for a patent claim that was settled in 2001.

         We had two significant divestitures of non-core businesses in 2001. In August 2001, we sold our SkiData unit, which provides electronic access-control solutions and formerly constituted part of our network systems segment. In addition, we sold our Tag subsidiary, a provider of electronic smart labels solutions included in our other activities segment, in July 2001. Although these divestitures resulted in a significant capital gain and reduced our net loss, this gain is not reflected in our operating income but in our other income, unlike the other non-recurring items discussed above.

         Our operations generated negative cash flow in 2001, reflecting primarily the impact of our net loss and our use of cash to pay amounts owed to suppliers. Our capital expenditures were approximately the same as in 2000, driven in 2001 by facility expansion, while we realized a significant cash inflow from the divestitures of our SkiData and Tag businesses. As of December 31, 2001, we had a net cash position of approximately Euro 449.5 million, equal to our cash and cash equivalents less financial debt, short-term overdrafts and capital lease obligations, as compared to Euro 568.9 million as of December 31, 2000.

         Impact of Exchange Rates

         We report our financial statements in euros. Because we earn a significant portion of revenues in countries where the euro is not the local currency, results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the Chinese renminbi, the US dollar, the Singapore dollar and the British pound. In 2001, we earned 17% of our revenues in China, 13% in the United States, 10% in Asia outside China, and 6% in the United Kingdom. A substantial portion of sales to the rest of Asia, other than China, is denominated in Singapore dollars and in US dollars. The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese renminbi, the US dollar and the Singapore dollar since January 1, 1999, calculated based on the daily exchange rates published by Natexis Banques Populaires.

                                                 December 31,
                                   -------------------------------------
                                      2001          2000         1999
                                   ----------    ----------   ----------
                                  (in euros per unit of foreign currency)
British Pound ...................    1.60836       1.64133       1.51841
Chinese Renminbi.................    0.13502       0.13116       0.11338
US Dollar........................    1.11735       1.08742       0.93858
Singapore Dollar.................    0.62351       0.62903       0.55391

         Seasonality

         We have typically recorded the greatest share of our revenues in the fourth quarter of each year, principally because wireless communications operators conduct promotions for the Christmas season, and because our sales force often is motivated to accelerate sales at the end of the year to meet targets on which their bonuses are determined. In 1999 and 2000, 34% and 32%, respectively, of our net sales were recorded in the fourth quarter. Due to a market that declined substantially over the course of the year , and especially after the first three months, we generated only 25% of our net sales in the fourth quarter in 2001.

Results of Operations

     Year ended December 31, 2001 compared to year ended December 31, 2000

         Net Sales

         Net sales for the year ended December 31, 2001 amounted to
(euro)1,023.0 million, a 15% decrease compared with net sales of (euro)1,204.6 million for the year ended December 31, 2000. Excluding SkiData and Tag activities, net sales decreased 12%, from (euro)1,117 million in 2000 to
(euro)978.7 million in 2001.

         The following table shows the breakdown of our net sales in 2001 and 2000 by market segment:

         Years ended December 31                2001         2000     % change
                                               ------       ------    --------
                                              (in millions of euros)
Telecommunications...........................   681.9        883.7      (23%)
Network systems
    Continuing businesses....................   188.7        115.3       64%
     SkiData.................................    40.6         81.1      (50%)
    Total....................................   229.3        196.4       17%
                                                -----        -----
Other
    Continuing businesses....................   108.1        118.0       (8%)
    Tag......................................     3.7          6.5      (43%)
     Total...................................   111.8        124.5      (10%)
                                                -----        -----      -----

Total........................................ 1,023.0      1,204.6      (15%)
                                              =======      ========     =====


         Net sales in our telecommunications segment declined 23%, from
(euro)883.7 million in 2000 to (euro)681.9 million in 2001, primarily due to a 30% decline in sales of wireless products, from (euro)698.5 million in 2000 to
(euro)491.7 million in 2001, including sales of our next generation network products for (euro) 9.5 million and (euro) 32.0 million, in 2000 and 2001, respectively. The decrease in net sales in 2001 resulted primarily from the decrease in wireless product sales and declining sales prices, both of which were the result of a dramatic drop in mobile telephone sales and high levels of SIM card inventories accumulated by mobile telecommunications operators in 2000. While there was a shift to high-end wireless products in 2001, the impact was not sufficient to overcome the overall condition of the market. Phone card sales remained stable in 2001 compared to 2000, although we experienced a shift between regions, as growth in Latin America offset weaker demand in Asia. Excluding SkiData and Tag activities, the telecommunications segment represented 70% of our revenues in 2001 as compared to 79% in 2000.

         Net sales in our network systems segment grew by 17%, from Euro 196.4 million in 2000 to Euro 229.3 million in 2001, or by 64% excluding sales from SkiData. Growth in our network systems segment resulted mainly from a significant increase in sales of chip cards to the banking sector in the United States and Germany and to retailers in the United States. As a result of strong sales in our network systems segment and decreased sales in our telecommunications segment, our network systems segment generated 19% of our revenues in 2001, as compared to 10% in 2000, in each case excluding SkiData and Tag activities.

         Net sales in our other segment decreased 10% in 2001 from 2000, reflecting weaker demand for magnetic stripe cards and a shift in our pay-television chip card activities, where in 2001 we embedded chips in cards that were consigned to us by some of our customers, rather than producing and selling the cards to them. Net sales in this segment represented 11% of our revenues in 2001, as compared to 10% in 2000, in each case excluding sales from our Tag and Skidata units.

         Our revenue decline was most pronounced in Europe and Asia, where the dominant mobile telephone systems incorporate our SIM card technology to a much greater degree than in the Americas. Our sales increased in the Americas in 2001 due to the network systems segment. The following table breaks down our net sales among our three regions:

         Years ended December 31                2001         2000     % change
                                               ------       ------    --------
                                              (in millions of euros)
Europe, Middle-East and Africa..............    518.3        701.3      (26%)
Asia........................................    273.1        317.9      (14%)
Americas....................................    231.6        185.4       25%
                                                -----        -----       ---
Total.......................................  1,023.0      1,204.6      (15%)
                                              =======      =======      =====


         The decline in net sales in the Europe, Middle-East and Africa region, which represented 51% of our revenues in 2001, resulted primarily from the slowdown in the wireless industry and the sale of SkiData, which were only partially offset by growth in financial services smart card sales in Central and Eastern Europe. In Asia, decreased sales primarily reflected a decline in wireless product sales and a deterioration of pricing conditions throughout the region, as Asian wireless network operators, particularly those in China, reduce their SIM card inventories to better match lower demand for wireless products. An increase in sales in the network systems segment in Asia partially offset decreased sales in our telecommunications segment. The increase in net sales in the Americas region resulted primarily from the significant growth in our financial services chip card sales to US banks and retailers and from increased sales of phone cards in Latin America.

         Gross profit

         Gross profit decreased 32%, from (euro)453.9 million in 2000 to
(euro)307.5 million in 2001. Our gross margin decreased from 37.7% in 2000 to 30.1% in 2001, resulting both from declining gross margins in our telecommunications segment and the shift in our business mix between our telecommunications and network systems segments. Because network systems gross margins remain lower than gross margins of wireless products and services, decreased sales in our telecommunications segment adversely affected our gross margins. Excluding a one-time favorable adjustment of a Euro 10.6 million royalty expense resulting from the partial reversal of a provision for a patent claim that was settled in 2001, our gross margin would have been 29% in 2001.

         The following table breaks down our gross profit and gross margin by segment.



        Years ended December 31                          2001                           2000
                                                         ----                           ----
                                             (millions of                    (millions of                     % change in
                                                euros)       (% of sales)       euros)        (% of sales)    gross profit
                                                ------       ------------       ------        ------------    ------------
Telecommunications .............................228.8            33.6%          378.9             42.9%          (40%)
Network systems.................................
       Continuing businesses ................... 50.5            26.7%           31.5             27.3%           60%
       SkiData.................................. 16.6            40.9%           30.5             37.6%          (45%)
                                                 ----            -----           ----             -----          -----
          Total................................. 67.1            29.3%           62.0             31.6%            8%
Other ..........................................
       Continuing businesses.................... 12.2            11.3%           12.2             10.3%            0%
       Tag...................................... (0.6)            n.s.            0.8             12.3%            n.s.
                                                 -----            ----            ---             -----            ----
          Total................................. 11.6            10.4%           13.0             10.4%          (11%)
Total...........................................307.5            30.1%          453.9             37.7%          (32%)
                                                =====                           =====


         The gross margin of our telecommunications segment decreased from 42.9% in 2000 to 33.6% in 2001. This decrease resulted primarily from unfavorable manufacturing variances reflecting overcapacity, primarily in our European-based factories, overcapacity of high cost inventory that we purchased or ordered in 2000 and declining prices of wireless products due to the downturn in the telecommunications market. This decrease was only partially offset by the favorable impact of the one-time royalty expense adjustment described above.

         The decrease in our network systems gross margin, from 31.6% in 2000 to 29.3% in 2001, resulted primarily from the disposal of our Skidata unit, where we typically generated higher margins. Excluding SkiData, the gross margin of the network systems segment remained stable, representing 26.7% in 2001, as compared to 27.3% in 2000.

         In our other activities segment, gross margins remained essentially stable from 2000 to 2001.

         Operating income (loss)

         We recorded an operating loss of (euro)153.6 million in 2001 compared to operating income of (euro)127.4 million in 2000. The 2001 operating loss resulted from declining gross margins in our telecommunications segment and from several non-recurring charges, described below, which were only partially offset by the Euro 10.6 million one-time royalty expense adjustment described above. Excluding these one-time factors, our operating loss was (euro)91.9 million in 2001. Our operating income in 2000 benefited from a one-time recognition of a
(euro)12.5 million credit corresponding to French research tax credits from previous years.

         Our operating loss resulted from a combination of our lower sales and gross margins, as well as the expansion of our operating structure during the second half of 2000 in anticipation of continued growth. The costs associated with our operating structure were reduced in the second half of 2001 after we began to implement our restructuring plan. For the year as a whole, research and development expenses grew by 24%, from Euro 90.8 million in 2000 (excluding the impact of the research tax credit) to Euro 112.9 million in 2001, while general and administrative expenses increased by 23%, from Euro 89.7 million in 2000 to Euro 110.7 million in 2001 excluding one-time charges described below. Selling and marketing expenses also grew, but more modestly on a percentage basis.

         Our operating loss reflected the impact of four non-recurring factors. First, we implemented a major restructuring program in 2001. Second, we incurred costs in connection with a change in our management at the end of 2001. Third, we recorded costs in connection with the loss of a significant litigation matter. We also recorded a euro 10.6 million one-time favorable royalty expense adjustment, which only partially offset these three unfavorable factors, impacting our gross margin, as described above.

         Restructuring expenses

         In 2001, we responded to the rapidly changing telecommunications market by implementing a program to control costs and restructure our activities. The program, announced on May 2, 2001, involved the closure of a manufacturing facility, the downsizing of a research and development facility, a reduction of our workforce following the combination of our financial services and internet security activities, and the rationalization of office operations on a worldwide basis. We recorded a restructuring charge of (euro)28.5 million in the second quarter of 2001 as a result of the restructuring plan. The goal of the program was to achieve (euro)40 million in annualized cost savings, an objective that we continue to maintain. Our ability to reach this objective will depend on a number of factors, including the actual expenses that we incur as the program is fully implemented and the impact of market conditions.

         Management severance expenses

         On December 19, 2001, we announced changes in our management, as our Chief Executive Officer, Mr. Perez, and our Chairman of the Board, Dr. Lassus, ceased their functions and our current management was appointed. In connection with these changes, we recorded a (euro)25.7 million charge in the fourth quarter of 2001. The charge reflected several factors. First, we recorded a charge of Euro 6.8 million in connection with the cancellation of a portion of certain loans made to Mr. Perez by one of our indirect subsidiaries to permit Mr. Perez to exercise stock options and pay taxes relating to his receipt of a grant of free shares in 2000. The charge reflects the difference between the loan balance at the time Mr. Perez resigned and the fair market value of the shares that Mr. Perez transferred to the Company. Those shares were transferred to the indirect finance subsidiary pursuant to two agreements, the first signed in October and the second at the time of Mr. Perez's resignation in December. Second, we recorded a charge of Euro 6.5 million in respect of a payment to Mr. Perez to compensate for the tax consequences of the loan forgiveness. Third, we recorded a Euro 1.2 million charge with respect to a severance payment due to Mr. Perez. Fourth, we recorded a charge of Euro 11.2 million with respect to Dr. Lassus, representing the fulfillment of an agreement signed in 2000 that required us to make such payment upon the replacement of Dr. Lassus as our board chairman.

         Litigation Expense

         In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a district court judgment against us in favor of Humetrix Inc. based on a claim by Humetrix that we had breached an agreement to jointly market several products in the U.S. health care sector. The judgment was in the amount of U.S. dollar 15.0 million plus interest. Our petition seeking a rehearing was denied in November 2001. As a result of this decision, we recorded a charge of Euro 18.1 million in 2001. No further action is possible with respect to this litigation.

         Net interest income and expense

         We recorded net interest income of (euro)20.7 million in 2001 compared to (euro)12.6 million in 2000. The increase reflected principally interest earned on the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital contributions from the exercise of warrants and stock options by our shareholders and employees, as well as substantial equity investments by the Texas Pacific Group in February and May 2000.

         Other income and expense, net

         We recorded net other income of (euro)45.7 million in 2001 compared to net other expense of (euro)28 thousand in 2000. This increase resulted primarily from a one-time (euro)68.3 million gain generated from our SkiData and Tag divestitures, which was only partially offset by foreign exchange losses and minority interests. Net other expense in 2000 was primarily attributable to minority interests and gains on investments.

         Income tax

         We recorded an income tax credit of (euro)14.2 million in 2001, reflecting an effective tax rate of 16.3%. In 2000, we recorded an income tax expense of (euro)29.6 million, which reflected an effective tax rate of 21.2%. Our effective tax rate in 2001 declined mainly due to the management severance expenses which created losses in certain countries with low effective tax rates.

         Goodwill amortization

         Goodwill amortization amounted to (euro)27.2 million in 2001, compared to (euro)11.2 million in 2000, as a result of acquisitions in 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare S.A., which were completed during the last quarter of 2000. In addition, goodwill amortization recorded in 2001 included a one-time (euro)1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard's decision to cease its operations.

         Net income (loss)

         We recorded a net loss of (euro)100.2 million in 2001, or (euro)0.16 per share, as compared to net income of (euro)99.1 million in 2000, or
(euro)0.18 per diluted share. The net loss primarily reflected the decline in our operating income, which was only partially offset by the one-time gain from the SkiData and Tag divestitures.

Liquidity and Capital Resources

         Our financial position remained strong in 2001. Cash and cash equivalents were (euro)490.7 million at December 31, 2001 as compared to
(euro)636.3 million at December 31, 2000. During 2001, we used cash to fund payments of accounts payable and made capital expenditures at a level approximately equal to 2000.

         Operating activities used (euro)23.3 million of cash in 2001, compared to (euro)69.2 million of cash generated by operating activities during 2000. Cash from operating activities declined in 2001 due to the decrease in our operating income and increased working capital needs, primarily resulting from payments on accounts payable, which were approximately (euro)27 million more than payments received in respect of accounts receivables. Accounts receivable in days of sales outstanding improved by 4 days, representing 57 days as at December 31, 2001. During 2001, we used (euro)15.5 million to fund our restructuring plan implemented in the second quarter of 2001. As of December 31, 2001, inventory levels declined by (euro)34.3 million as compared to December 31, 2000, (euro)27 million of which was associated with the SkiData and Tag transactions, and the remainder of which was due to our efforts to manage purchases more tightly in light of market conditions.

         Net cash used in investing activities in 2001 was (euro)65.3 million compared to (euro)266.3 million in 2000. The decrease in cash used in investing activities primarily resulted from the divestiture of our SkiData and Tag businesses, which provided a cash inflow of (euro)109 million net of fees. Investments included a (euro)13 million cash disbursement for the purchase of the 20% minority interest in SkiData in anticipation of the sale of SkiData, and investments made by GemVentures, our wholly-owned venture capital subsidiary, primarily in two technology companies in the wireless communications market. In addition, in March 2001, we extended a (euro)14 million loan to Mr. Perez to fund tax liabilities relating to his receipt of a grant of free shares in 2000. Capital expenditures during 2001 were made primarily to acquire property, plant and equipment to expand our facilities, principally in Asia and in Europe. Capital expenditures amounted to (euro)102.6 million in 2001, as compared to
(euro)102.5 million in 2000. In addition, the change in non-trade accounts payable and other current assets resulted in the use of (euro)10 million, including primarily cash paid to non-trade suppliers.

         Financing activities used (euro)34.7 million of cash during 2001, compared to (euro)817.9 million of positive cash flow generated by our financing activities in 2000. The 2000 cash flow figure primarily reflects an investment in our ordinary shares of (euro)531.8 million, most of which was made by Texas Pacific Group in February and May 2000, proceeds of (euro)210 million from the exercise of warrants and stock options, and proceeds of (euro)82.6 million from the sale of ordinary shares to the public in connection with the initial public offering in December 2000. Negative cash flow from financing activities in 2001 principally resulted from the initial implementation of our share repurchase program, pursuant to which we repurchased shares of our outstanding common stock for (euro)15.1 million, the purchase at fair market value of shares of Gemplus SA held by two of our former executive officers for (euro)14.5, million the payment of (euro)8.1 million for expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and our initial public offering, and the payment of (euro)4.3 million in dividends to minority shareholders of one of our Asian subsidiaries. Cash flow used for financing activities in 2001 also included a (euro)5.7 million cash inflow with respect to the proceeds from a sale-leaseback transaction relating to a research and development and office building located in La Ciotat, France, and was favorably impacted by proceeds of (euro)7.8 million from the exercise of stock options and by the increase in bank overdrafts for (euro)4.5 million.

         We entered into a (euro)150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, (euro)52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining
(euro)97.5 million, (euro)24.4 million expires in July 2002, (euro)24.4 million in July 2003 and (euro)48.7 million in July 2004. As of December 31, 2001, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At December 31, 2001, cash and cash equivalents amounted to
(euro)490.7 million. Our off balance sheet commitments at December 31, 2001 were not significant.

Outlook

         We anticipate that 2002 will be a transition year, as we implement a strategy to restore profitable growth. We believe that there are signs of increasing demand for higher margin, high-end chip cards and value-added applications. SIM card inventory levels at mobile telecommunications operators decreased during 2001, and we believe that a significant part of the existing SIM card base will require replacement in the near future. Coupled with encouraging trends in the financial services business of our network systems segment, we believe there is room for optimism in the medium term, although we have no reason to believe that the market will recover until at least the end of 2002 at the earliest.

         We have taken considerable steps to adapt our company to the new market environment. The initial step was the restructuring program that was put into place in the second quarter of 2001. In February 2002, we announced that we also intend to implement a further restructuring and rationalization program with an objective of generating (euro)100 million in annual savings, in addition to the
(euro)40 million that we are looking to achieve with the initial 2001 program. The new program will involve a planned reduction of our workforce by approximately 1,000 employees, and include rationalization of our production and sourcing strategy. We have had productive discussions with our employees and their representatives regarding the social implications of the restructuring. While we cannot be sure that we will achieve our cost savings targets, we believe that our program will allow us to correct our business economics and accelerate our move towards value added products and services.

Critical accounting policies

         The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

         Revenue Recognition

         Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the company remain and collection of the resulting receivable is probable. We record deferred revenue for sales invoiced which are delayed at the buyer's request where transfer of title and risk of loss have not occurred. Procedures exist which are regularly reviewed to ensure that the policy is consistently applied throughout our subsidiaries worldwide.

         Goodwill

         Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner of our use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. Under the current assumptions we believe that no material impairment of goodwill exists.

         Loans and receivables

         According to International Accounting standards, we adjust the carrying amount of the loans and receivables to their estimated recoverable amount when it is probable that we will not be able to collect all amounts due - principal and interest - according to the contractual terms of such loans and receivables.

         Inventory

         Our industry is highly competitive and characterized by rapid technological change, frequent new product development, and rapid product obsolescence. We regularly review inventory quantities on hand and record provisions for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

         Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. The cost of microprocessor chips decreased significantly in the last few months. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

         Research and Development

         Development costs are recognized as an expense when incurred, except for development costs incurred from the time technological feasibility is established until the product under development will be produced and future profitability is demonstrated. Judgement is exercised in determining technological feasibility and future profitability, the capitalization of such costs being reviewed on a quarterly basis. In addition, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

         Restructuring

         As required by International Accounting standards, we record restructuring expenses only when prior to the date of the financial statements, the enterprise is committed to the plan of termination, the benefits that current employees will receive upon termination are established and the benefit arrangements are communicated. The new plan which has been announced in February 2002 has thus not been provided for in the 2001 financial statements.

         Special Purpose Entities

         We have not had any transactions including special purpose entities as an investment vehicle. We do not intend to enter into transactions which such entities.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in accordance with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2001, and the determination of shareholders' equity at December 31, 2001, 2000 and 1999 to the extent summarized in Note 32 to the consolidated financial statements.



PricewaterhouseCoopers







Luxembourg, Grand Duchy of Luxembourg

Paris, France


February 27, 2002

                           Gemplus International S.A.

--------------------------------------------------------------------------------

Consolidated statements of income
--------------------------------------------------------------------------------------------------------------

                                                  (in thousands of euros, except shares and per share amounts)
                                                                        Years ended December 31,
                                                      Notes        2001            2000          1999
                                                      -----   --------------------------------------------
Net sales                                                        1,022,986      1,204,600       766,604
Cost of sales                                                     (715,516)      (750,714)     (486,805)

Gross profit                                                       307,470        453,886       279,799


Research and development expenses                       10        (112,885)       (90,778)      (62,248)
Reversal of research credit allowance                   10               -         12,486             -
Selling and marketing expenses                                    (165,276)      (158,545)      (97,155)
General and administrative expenses                               (110,657)       (89,666)      (63,677)
Litigation expenses                                     26         (18,120)             -             -
Management severance expenses                           31         (25,691)             -             -
Restructuring expenses                                  19         (28,466)             -             -

Operating income (loss)                                           (153,625)       127,383        56,719

Interest income                                                     28,234         21,427           287
Interest expense                                                    (7,532)        (8,869)       (4,798)
Other income (expense), net                             17          45,681            (28)         (458)

Income (loss) before taxes and goodwill amortization               (87,242)       139,913        51,750

Income taxes benefit (provision)                        18          14,184        (29,631)      (12,071)

Net income (loss) before goodwill amortization                     (73,058)       110,282        39,679

Goodwill amortization                                    8         (27,162)       (11,204)      (71,812)

----------------------------------------------------------------------------------------------------------
Net income (loss)                                                 (100,220)        99,078       (32,133)
----------------------------------------------------------------------------------------------------------


Net income (loss) per share                             21
Basic                                                                (0.16)          0.20         (0.10)
Diluted                                                              (0.16)          0.18         (0.10)

Shares used in net income (loss) per share calculation  21
Basic                                                          636,992,392    497,523,946   313,120,400
Diluted                                                        636,992,392    539,256,206   313,120,400





         The accompanying notes are an integral part of the consolidated financial statements

     (Amounts reported in French francs (FF) in 1999 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF
           6.55957 = Euro 1 that became effective on January 1, 1999)

                           Gemplus International S.A.

--------------------------------------------------------------------------------

Consolidated Balance Sheets                                                   (in thousands of euros)
                                                                --------------------------------------------------
                                                                                    December 31,
Assets                                                            Notes        2001           2000          1999
                                                                --------------------------------------------------
Current assets :
Cash and cash equivalents                                                    490,652        636,284        27,106
Trade accounts receivable, net                                       4       188,635        311,276       200,955
Inventory, net                                                       5       139,794        174,101        95,821
Other current assets                                                 6       103,733         97,377        45,631

Total current assets                                                         922,814      1,219,038       369,513

Non-current assets :
Property, plant and equipment, net                                   7       268,784        249,916       191,019
Goodwill, net                                                        8       116,580        155,809        63,979
Other non-current assets                                             9       150,472        234,043        23,196
Deferred development costs, net                                     10        28,470         26,349         7,698
Deferred tax assets                                                 18        22,148          7,120         8,034
Investments                                                         11        21,424         16,734         3,799

Total non-current assets                                                     607,878        689,971       297,725

------------------------------------------------------------------------------------------------------------------
Total assets                                                               1,530,692      1,909,009       667,238
------------------------------------------------------------------------------------------------------------------

Liabilities

Current liabilities :
Accounts payable                                                    12       109,661        261,047       145,436
Salaries, wages and related items                                             55,967         70,738        42,592
Other current liabilities                                           13        86,411         54,867        48,655
Accrued taxes                                                                 26,527         31,005        33,129
Current portion of long-term debt                                   14             -          1,867         3,256
Current obligations under capital leases                            15         3,734          3,414         3,049

Total current liabilities                                                    282,300        422,938       276,117

Non-current liabilities :
Long-term obligations under capital leases                          15        32,581         31,885        35,444
Long-term debt, less current portion                                14            14          5,865         8,103
Deferred tax liabilities                                            18             -          2,296         5,834
Other non-current liabilities                                       16        30,859         43,717        38,359

Total non-current liabilities                                                 63,454         83,763          87,740

Minority interest                                                             17,176         17,313           9,228

Shareholders' equity:

Ordinary shares no legal par value, 2,000,000,000 shares
authorized, 641,396,497, 636,256,258 and 334,135,600
shares issued at December 31, 2001, 2000 and 1999,
respectively                                                        20       127,056        124,263        10,188
Additional paid-in capital                                                 1,027,850      1,026,063       145,825
Retained earnings                                                            125,016        235,972       137,090
Other comprehensive income                                          22        (3,968)           376         2,814
Less, cost of treasury shares                                               (108,192)        (1,679)       (1,764)

Total shareholders' equity                                                 1,167,762      1,384,995       294,153

------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                 1,530,692      1,909,009       667,238
------------------------------------------------------------------------------------------------------------------





             The accompanying notes are an integral part of the consolidated financial statements

     (Amounts reported in French francs (FF) in 1999 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF
           6.55957 = Euro 1 that became effective on January 1, 1999)

                           Gemplus International S.A.

--------------------------------------------------------------------------------


                                                                                           (in thousands of euros)
Consolidated Statements of Cash Flows                                              Years ended December 31,
                                                                              2001           2000           1999
                                                                            --------       --------       --------
Cash flow from operating activities:
Net income (loss)                                                           (100,220)        99,078        (32,133)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization                                                120,409         79,080        118,671
Changes in other non-current liabilities                                      (3,387)       (10,244)         3,621
Provision for deferred income taxes                                          (15,976)         1,045           (632)
Gain on assets sold                                                          (65,996)        (9,311)        (7,612)
Other, net                                                                     1,594          4,886         (3,936)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities                    100,063        (88,840)       (35,571)
Trade accounts payable and related current assets                           (126,920)        92,596         47,141
Inventories                                                                   11,509        (76,140)       (35,160)
Value-Added and Income Taxes                                                  (9,232)       (20,374)        11,270
Other, net                                                                    14,850         (2,557)         9,561
Restructuring reserve payable                                                  6,177              -              -
Litigation expenses payable                                                   18,120              -              -
Management severance expenses, non cash portion and payable                   25,691              -              -

-------------------------------------------------------------------------------------------------------------------
Net cash (used for) from operating activities                                (23,318)        69,219         75,220
-------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Sale / Purchase of activities net of cash disposed / acquired                108,731        (99,040)        (8,888)
Absorption of Gemplus Associates net of cash acquired                              -              -            704
Other investments                                                            (42,035)       (51,021)        10,282
Purchase of property, plant and equipment                                   (102,555)      (102,453)       (68,604)
Purchase of other assets                                                     (19,623)       (17,630)        (3,532)
Change in non-trade accounts payable and other current assets                 (9,843)         3,810         (3,852)

-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                       (65,325)      (266,334)       (73,890)
-------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Proceeds from conversion of debentures and exercise of warrants                    -        191,753              -
Price adjustment on shares issued pursuant to conversion of debentures             -              -         (1,348)
Proceeds from shareholders contribution                                            -        613,267              -
Proceeds from exercise of share options                                        7,762         18,237          2,116
Purchase of Gemplus SA shares                                                (14,544)             -              -
Proceeds from long-term borrowings                                                 -              -          1,597
Payments on long-term borrowings                                              (2,301)        (3,589)        (3,485)
Proceeds from sales-leaseback operations                                       5,711              -         28,270
Principal payments on obligations under capital leases                        (3,373)        (3,195)        (2,413)
Increase (decrease) in bank overdrafts                                         4,462            832          5,390
Dividends paid by subsidiaries to minority shareholders                       (4,256)        (3,826)             -
Change in treasury shares                                                    (15,117)            85           (981)
Interests receivable on loans to senior management                            (4,877)        (3,139)             -
Change in non-trade accounts payables on financing activities                 (8,114)         7,495              -

-------------------------------------------------------------------------------------------------------------------
Net cash (used for) from financing activites                                 (34,647)       817,920         29,146
-------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                      (22,342)       (11,627)       (21,626)
Net increase (decrease) in cash and cash equivalents                        (123,290)       620,805         30,476
Cash and cash equivalents, beginning of year                                 636,284         27,106         18,256

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                     490,652        636,284         27,106
-------------------------------------------------------------------------------------------------------------------




         The accompanying notes are an integral part of the consolidated financial statements

       (Amounts reported in French francs (FF) in 1999 and 1998 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1 that became effective on January 1, 1999)

                           Gemplus International S.A.

--------------------------------------------------------------------------------

Consolidated Statements of Changes in Shareholders' Equity                          (in thousands of euros, except number of shares)
                                               Number of      Share   Additional   Retained     Net      Other   Treasury    Total
                                                shares        value    paid-in     earnings   income    compre-   shares
                                                                       capital                (loss)    hensive
                                                                                                         income
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  311,666,500     9,502     145,037     79,349     24,473    2,456      (782)   260,035
------------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                       -         -           -     24,473    (24,473)       -         -          -
Net income (loss)                                       -         -           -          -    (32,133)       -         -    (32,133)
Price adjustment on conversion of debentures            -         -      (1,348)         -          -        -         -     (1,348)
Absorption of Gemplus Associates               20,625,000       630          76     65,401          -        -         -     66,107
Shares issued pursuant to share options
exercised                                       1,844,100        56       2,060          -          -        -         -      2,116
Sale of 792,500 shares of treasury shares               -         -           -          -          -        -       604        604
Purchase of 693,800 shares of treasury shares           -         -           -          -          -        -    (1,586)    (1,586)
Change in other comprehensive income                    -         -           -          -          -      358         -        358
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  334,135,600    10,188     145,825    169,223    (32,133)   2,814    (1,764)   294,153
------------------------------------------------------------------------------------------------------------------------------------
Allocation of prior year earnings                       -         -           -    (32,133)    32,133        -         -          -
Net income                                              -         -           -          -     99,078        -         -     99,078
Contribution of Gemplus S.A. shares to
Gemplus International S.A.                              -    56,323     (67,728)         -          -        -         -    (11,405)
Gemplus S.A. shares to be contributed                   -         -      11,405          -          -        -         -     11,405
Shares issued by Gemplus S.A. pursuant to
share options exercised to be contributed      13,360,000         -      18,237          -          -        -         -     18,237
Shares issued pursuant to capital
contribution, net of issuance costs
Euro 14,747                                   155,873,300    31,174     500,616          -          -        -         -    531,790
0ptions and free shares issued, net of
issuance costs Euro 1,102                      61,487,358    12,298     130,317          -          -        -         -    142,615
Shares issued following exercice of
warrants, net of issuance cost Euro 6,002      56,400,000    11,280     180,473          -          -        -         -    191,753
Shares issued following Gemplus IPO, net of
issuance costs Euro 7,410                      15,000,000     3,000      79,590          -          -        -         -     82,590
Shares to be issued following acquisitions
of Celocom Ltd and SLP InfoWare SA                      -         -      27,328          -          -        -         -     27,328
Purchase of 149,550 shares of treasury shares           -         -           -          -          -        -      (425)      (425)
Sale of 378,550 shares of treasury shares               -         -           -       (196)         -        -       510        314
Change in other comprehensive income                    -         -           -          -          -   (2,438)        -     (2,438)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                  636,256,258   124,263   1,026,063    136,894     99,078      376    (1,679) 1,384,995
------------------------------------------------------------------------------------------------------------------------------------
Allocation of prior year earnings                       -         -           -     99,078    (99,078)       -         -          -
Net income (loss)                                       -         -           -          -   (100,220)       -         -   (100,220)
Effect of adopting IAS 39                               -         -           -     (5,003)         -    9,093         -      4,090
Shares issued following acquisitions of
Celocom Ltd and SLP InfoWare SA                 4,554,639       911        (911)         -          -        -         -          -
Contribution of Gemplus S.A. shares to
Gemplus International S.A.                              -     1,460      (1,460)         -          -        -         -          -
Shares issued by Gemplus S.A. pursuant to
share options exercised to be contributed       2,498,100                 4,167          -          -        -         -      4,167
Purchase of Gemplus SA shares by Gemplus
International SA                               (4,029,350)               (9,450)    (5,094)         -        -         -    (14,544)
Shares issued by Gemplus International SA
pursuant to share options exercised             2,116,850       422       3,311          -          -        -         -      3,733
Treasury shares held  following transfer
of shares by senior management                          -         -       6,130          -          -        -   (92,756)   (86,626)
Purchase of 4,900,534 shares of treasury                -         -           -          -          -        -   (15,522)   (15,522)
Sale of 636,527 shares of treasury shares               -         -           -       (639)         -        -     1,765      1,126
Change in other comprehensive income                    -         -           -          -          -  (13,437)        -    (13,437)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                  641,396,497   127,056   1,027,850    225,236   (100,220)  (3,968) (108,192) 1,167,762
------------------------------------------------------------------------------------------------------------------------------------

                           Gemplus International S.A.

                 Notes to the Consolidated Financial Statements

--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
                                                                            Page
1.   The Company..............................................................24
2.   Summary of Significant Accounting Policies...............................24
3.   Public Offering, Common Control Transactions, Treasury Shares,
     Reorganization, Acquired and Disposed Operations.........................30
4.   Trade Accounts receivable................................................35
5.   Inventory................................................................35
6.   Other Current Assets.....................................................36
7.   Property, Plant and Equipment............................................37
8.   Goodwill.................................................................38
9.   Other Non-Current Assets.................................................39
10.  Research and Development Costs...........................................40
11.  Investments..............................................................41
12.  Accounts Payable.........................................................41
13.  Other Current liabilities................................................42
14.  Long-term debt...........................................................43
15.  Capital leases...........................................................44
16.  Other Non-Current Liabilities............................................44
17.  Other Income (Expense) Net...............................................45
18.  Income Taxes.............................................................46
19.  Restructuring............................................................48
20.  Ordinary Shares..........................................................48
21.  Net Income Per Share Calculation.........................................51
22.  Comprehensive Income.....................................................51
23.  Pension Plans............................................................52
24.  Share Option Plans.......................................................53
25.  Financial Instruments and Market Related Exposures.......................55
26.  Commitments and Contingencies............................................59
27.  Supplemental Disclosure of Cash Flow Information.........................61
28.  Wages, Benefits and Number of Employees (unaudited)......................61
29.  Related Party Transactions...............................................61
30.  Segment Information......................................................62
31.  Management Severance Expenses............................................64
32.  Differences Between International Accounting Standards and US
     Generally Accepted Accounting Principles.................................65
33.  Other Required US GAAP Disclosures.......................................69
34.  Subsequent Events........................................................71

                           Gemplus International S.A.

                 Notes to the Consolidated Financial Statements

--------------------------------------------------------------------------------

1/  The Company

Gemplus International S.A., including its consolidated subsidiaries, (the "Company") is a leading provider of enabling technology products and services for secure wireless communications and transactions. The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the telecommunications, network systems and other service industries. The Company is incorporated in the Grand Duchy of Luxembourg.



2/  Summary of significant accounting policies

Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements for periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39). The IAS financial statements are in compliance with French GAAP and in accordance with Luxembourg Regulation, to the exception of IAS 39 implementation impact. A reconciliation of net income and shareholders' equity between IAS and the accounting principles generally accepted in the United States (U.S. GAAP) is included in Note 32.


Principles of consolidation

The consolidated financial statements include the accounts of Gemplus International S.A. and its majority owned subsidiaries. Investments in associated undertakings are accounted for under the equity method of accounting. These are undertakings in which the Company has between 20% and 50% of the voting rights, and in which the Company exercises significant influence, but which it does not control. All intercompany balances and transactions are eliminated.

Non-marketable equity investments in which the Company has less than 20% of the investee's outstanding voting stock are accounted for under the cost method, because the Company does not have the ability to significantly influence the operating and financial policies of the investee. Gains or losses recognized on sale of equity securities are recorded in the income statement. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs.

Euro conversion

Historically, the consolidated financial statements of the Company were prepared using the French franc as the reporting currency. From January 1, 2000, the Company's consolidated financial statements are reported in euros. The 1999 presented financial statements denominated in French francs have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (1 euro = 6.55957 French francs). Accordingly, the consolidated financial statements depict the same trends that would have been presented had they been presented in French francs. However, because the financial statements were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a currency other than the French franc and converted them to euros.


Foreign currency

Substantially all of the Company's international subsidiaries use their local currency as their functional currency. For those subsidiaries using their non-euro local currency as their functional currency, assets and liabilities are translated into euro at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders' equity as other comprehensive income. For all transactions involving a currency other than the functional currency, the Company's subsidiaries record the resulting transaction gains and losses directly to the Statement of Income.


Change in accounting policies

As at January 1,2001, the Company adopted IAS 39 "Financial Instruments:
Recognition and Measurement".

IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale. It requires also that changes in fair value of trading assets and liabilities be recognized through income, while changes in fair value of available-for-sale assets recorded either in equity or through income

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets and liabilities through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that do not qualify as hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is presented in Note 25 "Financial instruments and market related exposures". In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.


Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for sales invoiced which are delayed at the buyer's request where transfer of title and risk of loss has not occurred.

The Company has recently begun to provide systems design and integration services. Revenues are recognized when delivery has occurred, contractual obligations have been met, collection is probable and the fee is fixed or determinable.

Inventory

Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory are provided based upon the Company's periodic review of inventory.

Property, plant and equipment

Property, plant and equipment are carried at cost. Major renewals and improvements are capitalized while repairs and maintenance are expensed as incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the remaining lease term.

The estimated useful lives are as follows:

      ------------------------------------------------------------
      Buildings                                           20 years
      Equipment and machinery                              5 years
      Furniture and fixtures                          5 - 10 years
      Leasehold improvements                          8 - 12 years
      ------------------------------------------------------------

When the Company leases assets under the terms of a long-term contract or other arrangement that transfers substantially all the benefits and risks of ownership to the Company, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. The Company's rationale behind its acquisitions generally relates to (i) acquiring market share or (ii) acquiring conventional technology or (iii) acquiring technology in the Company's core business.

Goodwill amounts are amortized over a maximum period of twenty years on a straight-line basis (20 years, 10 years, and 5 years, respectively, for acquisitions of type (i), (ii) and (iii)). At the balance sheet date, the Company evaluates the realizability of goodwill based on expectations of discounted cash flows. Based on its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 2001.

Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of 3 years or the legal life.

Impairment of long-lived assets

The Company assesses at each balance sheet date whether events or changes in circumstances that would indicate that the carrying amount of long-lived assets such as property, plant and equipment, licenses, goodwill and research and development have been impaired. If the total of the expected discounted cash flows or sales price, whichever is higher, is less than the carrying amount of the asset, a loss is recognized for the difference between the greater of the value in use or sales price and the carrying value of the asset.

Research and development

Costs associated with developing software to be sold are recognized as an expense as incurred, except for development costs incurred from the time technological feasibility is established until the software to be sold is ready to provide service to customers which are capitalized. The capitalized costs related to software are included in deferred development costs and are amortized based on the greater of (a) the ratio of current gross revenues for that product to the total of current and estimated gross revenues for that product, or (b) the straight-line basis over their estimated useful life, which normally does not exceed three years.

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other non current assets and are amortized over a period not to exceed 3 years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Research and development costs other than software are expensed as incurred, except for development cost where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Costs are capitalized and amortized on a straight-line basis over the period of expected future benefit. The period of amortization normally does not exceed three years.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset ceases to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

During 2000, the Company increased its capital through various capital infusions. The cash received has been invested during 2000 and 2001 in money market fixed term deposits and mutual funds, all of which are liquid investments.

Income taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax basis of assets and liabilities, and measures these differences using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized and are reviewed and adjusted accordingly when there is a change in circumstances that causes a change in judgement about the realizability of the related deferred tax asset.

Research credit

Research credits are provided by the French government to give incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, therefore these research credits are presented as a reduction of research and development expenses. The Company records the benefit of this grant only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant French government authority that the credit will be granted.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and share options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

Treasury shares

From time to time the Company, with the approval of the Board of Directors, repurchases a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are recorded at cost and reported as a reduction of shareholders' equity.

Derivative financial instruments

Foreign currency risk

The Company operates both its selling and manufacturing activities on a worldwide basis. In most cases, the Company's sales are denominated in the domestic currency of customers. As manufacturing sites are located in different countries, parts of their costs are also denominated in various currencies. Therefore, the Company is exposed to foreign exchange risk on its operating transactions, whether anticipated or firm.

The policy of the Company is to hedge its foreign currency exposure on most of its firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. The contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded "over the counter" with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

The Company uses foreign exchange swaps to monitor its cash-flows, mainly to finance its affiliates in their functional currency, through inter-company current accounts. The foreign exchange swaps are combinations of spot purchase and forward sales in the same currency and traded at the same time.

The Company has written risk management policies and guidelines which set out its tolerance for risk, its general risk management philosophy and has established processes to determine the group exposure to foreign exchange risk, to monitor and control hedging transactions in a timely and accurate manner. Such written policies are approved by the Audit Committee and reviewed annually.

All hedging instruments are allocated to underlying transactions.

Derivative financial instruments used to hedge the Company's foreign exchange exposure qualify as cash flow hedges as they reduce variability in cash flows attributable forecasted transactions. For those hedges associated with forecast transactions which meet special hedge accounting criteria, the portion of their change in fair value that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss in the foreign exchange gains and losses. The gains or losses which are recognized in equity are transferred to the net profit and loss in the same period in which the hedged forecasted transaction affects the foreign exchange gains and losses (e.g., when the forecasted purchase actually occurs), as part of the cost of sales.

For hedges that do not qualify for special hedge accounting, such as foreign exchange swaps, any gains or losses arising from changes in the fair value of the hedged item and the hedging instrument are recorded as foreign exchange gains and losses for the period, except for gains and losses generated by swaps used to finance the group affiliates which are recorded as an adjustment of the interest expense.

Conventional way purchases and sales of financial assets are accounted for at trade date.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period. Such transactions had no significant impact on the 2001 foreign exchange result.

Interest rate exposure

Following the 2000 capital increases, the Company has reached a low level of indebtedness. As a result, the Company is not significantly exposed to interest rate risk fluctuations. Consequently, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are undertaken with major financial institutions having an investment grade rating. Regarding cash deposits, a few exceptions exist in certain countries for operational reasons when individual amounts are not significant.


Fair Value of derivatives

Derivatives financial instruments' fair value is calculated at inception and over the life of the derivative.

Forward exchange contracts' fair value at inception is zero.
Valuation during and at expiration of the forward contract term is calculated according to the following parameters communicated by the Company's banks counterparts:
- Spot foreign exchange rate when valuation is performed,
- Interest rate differential between the two foreign countries,
- Time to expiration,
- Notional amount of the contract.

Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

Option contracts' value, at origination, is the initial premium paid or received.
Over the life of the option and at expiration, fair value is determined using standard option pricing methodology (Black and Scholes model), based on market parameters obtained from official information providers or indicative central banks fixings, and using the following basic variables:
- Market value of the underlying,
- Option strike,
- Volatility << at the money forward >>, communicated by the Company's banks counterparts,
- Risk-free interest rate,
- Expiration date of the option.


Concentration of credit risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are limited due to its broad geographic and customer distribution. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations. As of December 31, 2001, the Company did not have any significant concentration of business transacted with a particular customer or lender that could, if suddenly eliminated, severely impact our operations. Cash and cash equivalents are invested with several major financial institutions.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional costs when such costs are incurred. Advertising and promotional expense was euro 6,995 thousand, euro 9,331 thousand and euro 4,758 thousand, for the years ended December 31, 2001, 2000, and 1999, respectively.


3/ Public offering, common control transactions, treasury shares, reorganization acquired and disposed operations

Public offering

On December 8, 2000 the Company completed a public offering of 15,000,000 new ordinary shares. These shares were sold in a single global offering totaling 81,401,445 shares of which 15,000,000 new ordinary shares where offered by the Company and 66,401,445 shares were offered by certain existing shareholders of the Company. Total proceeds from the global offering, before underwriting discounts, commissions and fees of euro 37,068 thousand, were euro 488,409 thousand which resulted in an allocation of proceeds of euro 90,000 thousand to the Company and euro 398,409 thousand to selling shareholders. The Company's net proceeds from the offering, after underwriting discounts, commissions and fees of euro 7,410 thousand, were euro 82,590 thousand.


Common control transactions

In February 2000, 95.1 percent of the shareholdings of Gemplus S.A., a French corporation and former holding company of the Group, exchanged their shares of Gemplus S.A. for shares in Gemplus International S.A., a newly formed Luxembourg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting.

As at December 31, 2001, certain shares held by employees or former employees had not yet been contributed. Shares still to be contributed correspond to the equivalent of 6,114,200 Gemplus International S.A. shares representing 0.95 % of the shareholdings of Gemplus International S.A, which in total was represented by 641,396,497 shares as at December 31, 2001. Since the shares of Gemplus S.A. are not available for sale to the general public but can be converted into shares of Gemplus International S.A. upon request, it has been considered certain that the shares will be converted. They have thus been included in both the basic and diluted earnings per share calculations. As of December 31, 2001, certain options held by employees under the Gemplus S.A. share option plans had not been exercised. Following exercise of these options, the corresponding Gemplus S.A. shares will be contributed by their holders to Gemplus International S.A.

Treasury shares

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Operations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of euro 3.17 per share. In addition, as described in Note 31, the Company's former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International S.A. shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001. As at December 31, 2001, the Company held 35,705,936 shares of its outstanding common stock. Treasury shares variation is as follows:

      ----------------------------------------------------------------------
                                                               Number of
                                                            treasury shares
      ----------------------------------------------------------------------

      As at December 31, 2000                                    698,250

      Purchase of shares pursuant to the Company's share
      repurchase program                                       4,900,534

      Shares held by the Company's indirect subsidiary
      following transfer of shares by senior management       30,743,679

      Sale of treasury shares                                   (636,527)

      ----------------------------------------------------------------------
      As at December 31, 2001                                 35,705,936
      ----------------------------------------------------------------------


Legal Reorganization

In December 1999, Gemplus SCA, a French limited partnership and Gemplus S.A.'s predecessor, issued 412,500 shares (equivalent to 20,625,000 shares of Gemplus International SA after the 50 for 1 stock split) to the owners of Gemplus Associates, the general partner of Gemplus SCA as a result of the merger between the two companies. Following the transaction, Gemplus SCA was legally reorganized into Gemplus S.A., a French corporation. The consideration of shares issued, net of euro 700 thousand of cash held by Gemplus Associates, totaled euro 65.4 million. The Company treated the transaction consistent with its form as a business combination and recorded goodwill for the difference between the fair value of the shares issued and the cash acquired. This transaction was entered into to enable the Company to terminate Gemplus Associates' general partner status and management contract. The goodwill of euro 65.4 million that resulted from this legal reorganization was immediately written off and included as part of amortization expense in 1999.

Acquired operations

In November 2000, the Company completed its acquisition of Celocom Limited ("Celo"), an electronic transaction security business. The total purchase consideration of euro 55,725 thousand was comprised of cash of euro 30,574 thousand and 4,191,776 ordinary shares amounting to euro 25,151 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included euro 3,387 thousand for developed software. Such intangible asset is being amortized using the straight-line method over its estimated useful lives of 3 years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 54,385 thousand. Such goodwill is being amortized using the straight-line method over five years.

In October 2000, the Company completed its acquisition of SLP InfoWare S.A. ("SLP"), a software developer in the wireless services business. The total purchase price paid for SLP was euro 51,177 thousand, comprised of cash of euro 49,000 thousand and 362,863 in ordinary shares amounting to euro 2,177 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included euro 8,400 thousand for developed software and euro 1,700 thousand for patents. Developed software and patents are being amortized using the straight-line method over their estimated useful lives of 3 years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 37,153 thousand. Such goodwill is being amortized over five years.

On a pro-forma basis, as if Celo and SLP had been acquired at the beginning of fiscal 2000 and 1999, respectively, revenue and expenses with the exception of goodwill amortization would not differ materially from the amounts reported in the Company's accompanying consolidated financial statements for each of the years ended December 31, 2000 and 1999. On a pro-forma basis, amortization of related goodwill would have reduced net income by euro 15,586 thousand and euro 18,308 thousand in 2000 and 1999, respectively. On a pro-forma basis, basic earnings per share and diluted earnings per share would have been reduced by
0.03 and 0.03, respectively, for the year ended December 31, 2000 (0.06 and 0.06, respectively, for the year ended December 31, 1999).

In April 2000, the Company completed its acquisition of ODS (Oldenbourg Daten System), a German manufacturer of memory chip phone and bank cards as well as microprocessor pay-TV cards. The final purchase consideration was euro 21,713 thousand. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 8,138 thousand.

During 2001, 2000 and 1999, the Company acquired various other companies, mainly with activities in the field of research and development. The impact of these acquisitions on the consolidated financial statements was not material.

In 2000, purchase of activities net of cash acquired and corresponding goodwill can be analyzed as follows (in thousand euros):


                                                      Celo          SLP        ODS and       Total
                                                                                others
Cash payments                                         30,574       49,000       19,801       99,375
Cash acquired                                           (325)         (10)           -         (335)
                                                   ----------   ----------   ----------   ----------
Purchase of activities net of cash acquired           30,249       48,990       19,801       99,040
                                                   ----------   ----------   ----------   ----------

Advance payments made during 1999                          -            -        3,990        3,990
Consideration paid in shares                          25,151        2,177            -       27,328
                                                   ----------   ----------   ----------   ----------

Acquisition costs net of cash acquired                55,400       51,167       23,791      130,358

Developed software                                     3,387        8,400            -       11,787
Patents                                                    -        1,700            -        1,700
Property, plant and equipment                            466          144       11,344       11,954
Accounts receivable and other current assets             965        5,549        9,470       15,984
Deferred tax assets (liabilities) net                   (102)       1,165        2,795        3,858
Bank overdrafts                                       (3,173)        (135)           -       (3,308)
Accounts payable and other current liabilities          (528)      (2,809)      (9,680)     (13,017)

                                                   ----------   ----------   ----------   ----------
Fair value of net assets acquired                      1,015       14,014       13,929       28,958
                                                   ----------   ----------   ----------   ----------

                                                   ----------   ----------   ----------   ----------
Goodwill                                              54,385       37,153        9,862      101,400
                                                   ==========   ==========   ==========   ==========


Disposed operations

On August 23, 2001, the Company completed the sale of its subsidiary Skidata A.G. ("Skidata"), the Company's electronic access-control solutions business unit, to Kudelski S.A., for euro 117,500 thousand, of which euro 33,500 thousand was received in cash and euro 84,000 thousand was received in shares, which the Company immediately resold for euro 84,000 thousand to a designee of Kudelski. As a result of the transaction, the Company's 2001 Consolidated Statement of Income only includes Skidata's operational results up to August 23, 2001.

In connection with the agreement that was reached between the Company and Kudelski S.A. to sell SkiData, the Company entered into an agreement with Meridiana-Werzalit B.V. ("Meridiana") to purchase the remaining shares of Skidata held by Meridiana, a minority shareholder. Pursuant to this agreement signed on June 23, 2001, the Company purchased 700,000 shares of Skidata, representing 20% of Skidata's issued share capital, for a total purchase consideration of euro 13,081 thousand. This consideration was negotiated on the basis of an amendment to the purchase agreement dated March 1997 pursuant to which the Company had purchased the first 80% of Skidata's shares.

In addition, on June 23, 2001, the Company entered into an agreement with Meridiana, pursuant to which Meridiana transferred to Gemplus in exchange for a payment of euro 1 all of its rights concerning a loan of euro 3,634 thousand granted to Skidata. This loan had been granted to Skidata in 1996 by Constantia, an Austrian corporation, subsidiary of Meridiana and former principal shareholder of Skidata, and was repayable under specific conditions, none of which had been met as at June 23, 2001. This transaction was recorded by the Company as a reduction of the euro 13,081 thousand consideration paid to Meridiana to acquire the remaining 20% of Skidata's shares.

The acquisition of the remaining 20% of Skidata's shares was recorded under the purchase method of accounting. The excess of the net purchase price of euro 9,446 thousand over the fair market value of the shares acquired generated a goodwill of euro 7,530 thousand.


On July 31, 2001, the Company completed the sale of its Tag electronic smart labels solutions business to Axa Private Equity, for euro 3,007 thousand. As a result of the transaction, the Company's 2001 consolidated statement of income only includes Tag activities' operational results up to July 31, 2001.

In 2001, disposal of activities net of cash disposed can be analyzed as follows (in thousand euros):

                                                               SkiData
                                                               and Tag

Consideration received in cash                                  36,507
Consideration received in shares immediately resold             84,000
                                                             ----------
Proceeds form sale of activities                               120,507
                                                             ----------

Cash disposed                                                   (3,506)

                                                             ----------
Proceeds form sale of activities, net of cash disposed         117,001
                                                             ----------

Fees                                                            (8,270)

                                                             ----------
Proceeds from sale of activities, net of fees                  108,731
                                                             ----------


Intangible assets                                                1,010
Property, plant and equipment                                    5,972
Financial assets                                                 2,335
Accounts receivable and other current assets                    60,485
Bank overdrafts                                                (25,538)
Accounts payable and other current liabilities                 (26,504)
Long-term liabilities                                             (895)
Currency translation adjustment                                    577

                                                             ----------
Net assets sold                                                 17,442
                                                             ----------

Goodwill disposed                                               22,975

                                                             ----------
Net gain on disposal of activities                              68,314
                                                             ==========


4/  Trade accounts receivable

Trade accounts receivable consist of the following:

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                                       December 31,
                                               2001        2000      1999
------------------------------------------------------------------------------
Trade accounts receivable, gross              201,481    323,987     210,390
Less, allowances for doubtful accounts        (12,846)   (12,711)     (9,435)

------------------------------------------------------------------------------
Trade accounts receivable, net                188,635    311,276     200,955
------------------------------------------------------------------------------


5/  Inventory

Inventory consists of the following:

                                                   (in thousands of euros)
---------------------------------------------------------------------------
                                                    December 31,
                                           2001         2000        1999
---------------------------------------------------------------------------
Raw materials and supplies                63,621       60,540      35,304
Work-in-process                           79,394       79,103      42,133
Finished goods                            14,738       45,586      29,960
---------------------------------------------------------------------------
Inventory, gross                         157,753      185,229     107,397
---------------------------------------------------------------------------
Less, inventory allowance                (17,959)     (11,128)    (11,576)

---------------------------------------------------------------------------
Inventory, net                           139,794      174,101      95,821
---------------------------------------------------------------------------


6/  Other current assets

Other current assets include the following:

                                                      (in thousands of euros)
-----------------------------------------------------------------------------
                                                        December 31,
                                                2001        2000        1999
-----------------------------------------------------------------------------
Value added tax receivable                     36,209      36,205     18,371
Other taxes receivable                         13,870         596        591
Foreign currency hedges                             -      23,284          -
Advance facility to supplier                   21,539      10,747          -
Advance payments to non-trade suppliers         7,816       7,328      8,407
Prepaid expenses                                9,646       9,293     10,743
Advance payments to trade suppliers             4,572       2,049      2,091
Prepaid pension cost                              982       1,032        626
Equity investee loans                               -           -        440
Other current assets                            9,099       6,843      4,362

-----------------------------------------------------------------------------
Total other current assets                    103,733      97,377     45,631
-----------------------------------------------------------------------------


During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier's production capacity with an unsecured advance facility for euro 37.6 million. The advance facility matures over a period of three years and earns rebates at a rate of 7.5% per annum, such rebate being deemed to include interest receivable on the loan. Following the economic downturn in the wireless market, the Company has reduced its purchases of microprocessor chips and therefore could not earn enough rebates to cover the interest receivable on the loan. As a result, the advance facility was remeasured at amortized cost, resulting in a euro 2,022 thousand financial expense in the 2001 consolidated statement of income. As of December 31, 2001, no repayment has yet occurred and the outstanding balance of the advance facility was euro 37,694 thousand, of which euro 21,539 thousand is recorded under other current assets and euro 16,154 under other non current assets.

Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity. -


7/  Property, plant and equipment

Property, plant and equipment includes the following:

                                                                          (in thousands of euros)
-------------------------------------------------------------------------------------------------
                                                                         December 31,
                                                               2001         2000          1999
-------------------------------------------------------------------------------------------------
Land                                                            7,169        5,204         4,174
Buildings                                                     136,570      104,023        89,077
Machinery and equipment                                       346,267      334,620       240,396
Construction in progress                                       36,807       18,187        10,418
-------------------------------------------------------------------------------------------------
Property, plant and equipment, gross amount                   526,813      462,034       344,065
-------------------------------------------------------------------------------------------------
Buildings, accumulated depreciation                           (44,606)     (35,072)      (24,791)
Machinery and equipment, accumulated depreciation            (213,423)    (177,046)     (128,255)
-------------------------------------------------------------------------------------------------
Property, plant and equipment, accumulated depreciation      (258,029)    (212,118)     (153,046)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Property, plant and equipment, net                            268,784      249,916       191,019
-------------------------------------------------------------------------------------------------


Interest is capitalized during the new construction or upgrade of qualifying assets. No interest was capitalized in 2001, 2000 and 1999, due to the low level of the Company's borrowings.

Property, plant and equipment variation analysis is as follows:

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                                 Gross amount     Amortization
------------------------------------------------------------------------------
Opening December 31, 2000                            462,034         (212,118)
------------------------------------------------------------------------------
Additions and amortization expense                   102,555          (84,160)
Disposals and retirements                            (26,770)          26,498
Effect of change for acquisitions/dispositions       (19,071)          13,099
Exchange rate differences                              8,065           (1,348)
------------------------------------------------------------------------------
Closing December 31, 2001                            526,813         (258,029)
------------------------------------------------------------------------------

Included below are amounts related to assets subject to capital leases, which have been included in the balance of property, plant and equipment.

                                                        (in thousands of euros)
-------------------------------------------------------------------------------
                                                          December 31,
                                                  2001        2000       1999
-------------------------------------------------------------------------------
Land                                              3,459       2,756      2,970
Buildings                                        42,672      45,937     46,913
Construction in progress                          5,711           -          -
-------------------------------------------------------------------------------
Property, plant and equipment under capital
  lease, gross                                   51,842      48,693     49,883
-------------------------------------------------------------------------------
Less, accumulated depreciation                  (15,887)    (14,779)   (11,789)
-------------------------------------------------------------------------------
Property, plant and equipment under capital
  lease, net                                     35,955      33,914     38,094
-------------------------------------------------------------------------------

8/  Goodwill

Goodwill consists of the following:

                                                      (in thousands of euros)
------------------------------------------------------------------------------
                                                        December 31,
                                                2001        2000        1999
------------------------------------------------------------------------------
Goodwill                                       163,402     186,080     83,838
Goodwill, accumulated amortization             (46,822)    (30,271)   (19,859)

------------------------------------------------------------------------------
Goodwill, net                                  116,580     155,809     63,979
------------------------------------------------------------------------------

Goodwill variation analysis is as follows:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------

                                                     Gross amount   Amortization
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Opening December 31, 2000                               186,080        (30,271)
--------------------------------------------------------------------------------
Additions and amortization expense                       10,824        (27,162)
Effect of change for acquisitions/dispositions          (33,631)        10,656
Other disposals and retirements                          (1,330)           250
Exchange rate differences                                 1,459           (295)

--------------------------------------------------------------------------------
Closing December 31, 2001                               163,402        (46,822)
--------------------------------------------------------------------------------

Goodwill is being amortized on a straight-line basis over periods of 5 to 20 years. The Company reviews the carrying value of goodwill for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.


9/  Other non-current assets

Other non-current assets consist of the following:

                                                                        (in thousands of euros)
-----------------------------------------------------------------------------------------------
                                                                         December 31,
                                                                2001        2000       1999
-----------------------------------------------------------------------------------------------
Loans receivable from senior management                        75,317     150,324           -
Software, net of accumulated amortization
(12,381 in 2001, 12,549 in 2000 and 8,630 in 1999              31,347      21,961      11,424
Long-term portion of advance facility to supplier (note 6)     16,154      26,867           -
Research tax credits                                           12,144      18,877       4,732
Patents and patent rights, net of accumulated amortization
(4,865 in 2001, 5,046 in 2000 and 3,628 in 1999                 6,150       5,798       2,344
Rental deposits                                                 1,622       1,978       1,319
Employee loans and other related loans                            850       1,778       1,726
Other loans and assets                                          6,888       6,460       1,651

----------------------------------------------------------------------------------------------
Total other non-current assets                                150,472     234,043      23,196
----------------------------------------------------------------------------------------------


As described in Note 31, loans were granted in 2000 to Mr. Perez and to Dr. Lassus pursuant to the terms of their employment. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to the Company's Consolidated Statement of Income. As at December 31, 2001, the outstanding balance of these loans was euro 75,317 thousand, including accrued interest in the amount of euro 3,459 thousand, and concerned exclusively Dr. Lassus.

Capitalized software includes software developed and acquired for internal corporate use, primarily in enterprise resource planning and customer relationship management.


10/  Research and development costs

Deferred development costs can be analyzed as follows:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                             December 31,
                                                     2001        2000      1999
--------------------------------------------------------------------------------
Gross amount at beginning of year                  34,846       9,074     8,104
Accumulated amortization at beginning of year      (8,497)     (1,376)   (4,426)
--------------------------------------------------------------------------------
Balance of beginning of year                       26,349       7,698     3,678
--------------------------------------------------------------------------------
Deferred during the year                            6,511      13,984     7,507
Less, allowances                                   (4,390)     (7,120)   (3,487)
--------------------------------------------------------------------------------
Impact for the year on income before tax            2,121       6,864     4,020
--------------------------------------------------------------------------------
Software development arising from acquisition           -      11,787         -
--------------------------------------------------------------------------------
Balance at end of year                             28,470      26,349     7,698
--------------------------------------------------------------------------------
Gross amount at end of year                        41,357      34,846    15,611
Accumulated amortization                          (12,887)     (8,497)   (7,913)
--------------------------------------------------------------------------------
Balance at end of year                             28,470      26,349     7,698
--------------------------------------------------------------------------------


Capitalized development costs comprise software to be sold including software development arising from acquisitions (See Note 3).

Research and development expenses incurred during the year consist of the following:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                   2001        2000       1999

--------------------------------------------------------------------------------
Research and development expenditures            124,567     104,344     67,383
Deferred development costs, net                   (2,121)     (6,864)    (4,020)
Grants received including research tax credit     (9,561)     (6,702)    (1,115)

--------------------------------------------------------------------------------
Total research and development                   112,885      90,778     62,248
--------------------------------------------------------------------------------

Due to the special tax status of the Company until 1999, the Company's eligibility for certain research tax credits was legally uncertain. For this reason, the Company recorded an allowance against certain research tax credits arising between 1993 and 1999 that were included as a component of other non-current assets. In 2000, the Company obtained formal confirmation that these research tax credits will be received and reversed the allowance accordingly. The reversal amounting to euro 12,486 thousand has been included as a separate line item of operating income in 2000.


11/  Investments

Investments consist of the following:

                                                      (in thousands of euros)
------------------------------------------------------------------------------
                                                         December 31,
                                                    2001      2000      1999
------------------------------------------------------------------------------
Equity affiliates                                   4,358     5,551    2,509
Investments in non-marketable equity securities
(net of valuation allowance of 14,107 in 2001,
11,684 in 2000 and 11,395 in 1999)                 17,066    11,183    1,290

------------------------------------------------------------------------------
Investments                                        21,424    16,734    3,799
------------------------------------------------------------------------------


As at December 31, 2000, investments in equity securities included one public company, SCM, listed on the Nasdaq, which has a reasonable sized public float. Such shares were sold during 2001.

The Company has minority shareholdings in numerous non-public start-up companies. These shareholdings are recorded at cost. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i.e., that the business model is questioned and / or that the business plan is not met.


12/  Accounts payable

Accounts payable consist of the following:

                                                    (in thousands of euros)
---------------------------------------------------------------------------
                                                     December 31,
                                             2001        2000        1999
---------------------------------------------------------------------------
Trade accounts payable                      102,566     235,982    135,759
Non-trade accounts payable                    7,095      25,065      9,677
---------------------------------------------------------------------------
Total accounts payable                      109,661     261,047    145,436
---------------------------------------------------------------------------


13/  Other current liabilities

Other current liabilities consist of the following:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                           December 31,
                                                  2001         2000        1999
--------------------------------------------------------------------------------
Management severance liability                    21,113           -           -
Litigation expenses                               19,411           -           -
Customer deposits                                  8,897      10,344       5,650
Restructuring - provision for reduction of
workforce and other cash outlays                   6,177           -           -
Allowances for customer claims                     5,848       2,821       3,526
Deferred revenue                                   5,662       9,688       7,262
Foreign currency hedges                            5,178           -       5,876
Short-term debt                                    4,840      24,307      23,160
Tax reimbursement liability on interest
forgiven on  loans to senior management            3,585           -           -
Provision for employee terminations                    -         338         495
Other purchase acquisition liability                   -       2,755           -
Other accrued liabilities                          5,700       4,614       2,686
--------------------------------------------------------------------------------
Total other current liabilities                   86,411      54,867      48,655
--------------------------------------------------------------------------------

As at December 31, 2001, the liability relating to management severance expenses described in Note 31 amounted to euro 21,113 thousand. This liability was analyzed between a tax payable on the portion of the loan that has been forgiven for euro 6,502 thousand and termination benefits payable in cash for euro 14,611 thousand.

As described in note 26, the Company recorded a charge of euro 18,120 thousand in its 2001 Consolidated Statement of Income with respect to the judgment on appeal rendered in October 2001 concerning the Humetrix litigation. This charge resulted in a total current liability (including a previously existing provision) of euro 19,411 thousand in the balance sheet as at December 31, 2001.

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company's indirect subsidiaries has agreed to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. Interest related to the loans were accrued in the Consolidated Statement of income, totaling euro 3,139 thousand in 2000 and euro 4,877 thousand in 2001. Income tax resulting from the forgiveness of interest starting July 1st, 2001 was accrued in the 2001 Consolidated Statement of Income, resulting in a compensation expense of euros 3,585 thousand reflected under general and administrative expenses.


Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity.

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company's foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company's treasury management.


14/  Long-term debt

Long-term debt consists of the following:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                              December 31,
                                                      2001       2000      1999
--------------------------------------------------------------------------------
Long-term debt                                           -      3,688     3,634
Use of medium and long-term credit lines                14      4,044     7,725
--------------------------------------------------------------------------------
Total long-term debt                                    14      7,732    11,359
--------------------------------------------------------------------------------
Less, current portion                                    -     (1,867)   (3,256)
--------------------------------------------------------------------------------
Total long-term debt, less current portion              14      5,865     8,103
--------------------------------------------------------------------------------

As at December 31, 2000, long-term debt included a loan of euro 3,634 thousand, granted in 1996 to SkiData by the former shareholder of SkiData, Meridiana. As described in Note 3, in connection with the sale of its Skidata subsidiary, the Company entered in June 2001 into an agreement with Meridiana, pursuant to which Meridiana transferred to Gemplus in exchange for a payment of euro 1 all of its rights concerning this loan. -

The Company maintains confirmed credit facilities with a number of lending institutions, amounting to euro 107,500 thousand at December 31, 2001, almost entirely unused as at December 31, 2001. These euro 107,500 thousand included euro 97,500 thousand corresponding to a revolving credit facility entered into in 1999, as described below. Borrowing rates on these credit facilities if used range from EURIBOR/LIBOR +0.325% to EURIBOR/LIBOR +0.400%, if unused cost ranges from 0.100% to 0.175%. Marginal costs range from EURIBOR/LIBOR +0.175% to EURIBOR/LIBOR +0.300%. In 2001, 2000, and 1999 the average EURIBOR/LIBOR rate were 4.329%, 4.237%, and 2.862%, respectively.

The Company entered into a euro 150,000 thousand revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, euro 52,500 thousand of loan commitments under the revolving credit facility expired without being used. Out of the remaining euro 97,500 thousand, euro 24,400 thousand expires in July 2002, euro 24,400 thousand in July 2003 and euro 48,700 thousand in July 2004. As of December 31, 2001, the Company had not drawn any amounts under the revolving credit facility.


Convertible debentures

In 1993, the Company issued convertible debentures bearing interest annually at 6% with a face value of euro 7,623 thousand. In December 1997, each debenture was converted into one share of the Company's ordinary shares at a conversion price of euro 1.94. The euro 25,310 thousand capital increase was carried out in part through the conversion of convertible debentures with a nominal value of euro 7,623 thousand and in part for cash in an amount of euro 17,687 thousand. In 1999, the shareholders of the Company adjusted the conversion price of the convertible debt. As a result of such adjustment, a payment of euro 1,348 thousand has been remitted to former holders of the convertible debentures. Since the payment corresponded to a reduction in the price of the shares, it was charged against the paid-in capital recorded in connection with the original conversion transaction.


15/  Capital leases

Capital leases obligations outstanding as at December 31, 2001 are analyzed as follows:

                                                         (in thousands of euros)
-------------------------------------------------------------------------------
2002                                                                     6,039
2003                                                                     7,537
2004                                                                     5,498
2005                                                                     5,390
2006                                                                     4,767
Thereafter                                                              15,177
-------------------------------------------------------------------------------
Total minimum lease payments                                            44,408
-------------------------------------------------------------------------------
Less, amount representing interest                                      (8,093)
-------------------------------------------------------------------------------
Present value of minimum obligations under capital leases               36,315
-------------------------------------------------------------------------------
Less, current portion of obligations under capital leases               (3,734)
-------------------------------------------------------------------------------
Long-term obligations under capital leases                              32,581
-------------------------------------------------------------------------------


In 1999, the Company entered into a sale-leaseback transaction with two major financial institutions for a duration of 11 years ending on December 31, 2010. The proceeds received amounted to euro 28,270 thousand and relate to land and an industrial and office building located in Gemenos, France. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to land and a research and development and office building located in La Ciotat, France, under construction as at December 31, 2001. The capital lease will have a duration of 12 years after the completion of the building. The proceeds received in 2001 amounted to euro 5,711 thousand. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

16/  Other non-current liabilities

Other non-current liabilities consist of the following:

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                                      December 31,
                                             2001         2000          1999
------------------------------------------------------------------------------
Non-current liabilities                     29,989      42,184         37,406
Equity investments commitments                 870       1,533            953
------------------------------------------------------------------------------
Total other non-current liabilities         30,859      43,717         38,359
------------------------------------------------------------------------------

Long-term liabilities variation analysis is as follows:

                                                                                                       (in thousands of euros)
------------------------------------------------------------------------------------------------------------------------------
                                    December 31, Effect of   Increase in    Effect of       Amounts     Amounts     December
                                       2000       exchange    long-term     change for      unused    used during   31, 2000
                                                   rate      liabilities   acquisitions/  during the  the period
                                                  changes                  dispositions     period
------------------------------------------------------------------------------------------------------------------------------

Provision for patents claims          19,564           -        1,601              -       (10,600)     (1,565)        9,000
Provision for tax claims              13,010          (1)       3,579              -        (2,832)        (29)       13,727
Provision for litigation claims        2,502           -        2,300         (1,282)            -      (1,220)        2,300
Provision for pension costs            1,584          10          552              -          (266)        (27)        1,853
Other provisions                       3,655          42        1,449              -        (1,160)     (1,274)        2,712
Govermnent loans received              1,869          15            -              -        (1,100)       (387)          397
------------------------------------------------------------------------------------------------------------------------------
Total                                 42,184          66        9,481         (1,282)      (15,958)     (4,502)       29,989
------------------------------------------------------------------------------------------------------------------------------


The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the patent agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims. The Company partially reversed in 2001 a provision for a patent claim, resulting in a favorable euro 10,600 thousand royalty expense adjustment recorded in cost of sales. This provision had been recorded following allegations by a claimant that the Company was infringing one or more patents owned by such claimant. In June 2001, the Company reached an agreement with such claimant and the risk of loss and outflow of resources was no longer probable.

In the ordinary course of business, the Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction and past experience in settling these claims. Based on certain confirmations and a ruling obtained from the tax authorities in 2001, provisions for tax claims amounting to euro 2,832 thousand have been reversed to net income.

Certain entities of the group are eligible to receive government loans. These loans are only repayable when financed projects are commercially successful. For unsuccessful projects, the funds received do not have to be repaid and as appropriate the Company reverses the recorded liability.


17/  Other income (expense) net

Other income (expense) net consists of the following:

                                                      (in thousands of euros)
--------------------------------------------------------------------------------
                                                For the years ended December 31,
                                                    2001     2000      1999
--------------------------------------------------------------------------------
Gain (loss) on investments                        66,425   14,035     5,829
Gain (loss) on equity investments                 (3,505)  (4,542)     (961)
Foreign exchange gain (loss)                     (12,618)    (889)   (1,208)
Gain (loss) on sale and disposal of fixed assets    (189)     169       447
Minority interests                                (4,432)  (8,801)   (4,565)
--------------------------------------------------------------------------------
Total other income (expense) net                  45,681      (28)     (458)
--------------------------------------------------------------------------------


As indicated in Note 11, the Company may hold minority shareholdings in various related high technology companies. In 1999, the sale of shares of SCM generated a profit of euro 3,708 thousand and the sale of Verisign shares generated a profit of euro 5,032 thousand. In 2000, the sale of Intercall shares generated a profit of euro 11,765 thousand. Prior to these sales of shares, the Company owned approximately 6% in both Intercall and SCM and less than 2% in Verisign. Subsequent to these share sales the Company owned less than 2% interest in each of these respective companies. As at December 31, 2001, the Company had no more interests in these companies.

The euro 66,425 thousand net gain on investments recorded in 2001 primarily included a euro 68,314 thousand one-time gain generated from our Skidata and Tag divestitures (See Note 3).


18/  Income taxes

Gemplus S.A. and certain of its French subsidiaries operate in a tax exempt enterprise zone and accordingly the income related to their manufacturing activities in such a zone are exempt from income taxes for a ten-year period expiring between the fiscal years 1999 to 2002. The tax-free status for some of the major French entities expired during 1999. The Company was has benefited from new temporary tax exemptions in 2000 and 2001, in Asian countries.

The contribution of shares of Gemplus S.A. to Gemplus International S.A., a Luxembourg company, has no effect on deferred tax assets and liabilities previously recognized.

The components of income taxes benefit (provision)are as follows:

                                                (in thousands of euros)
-----------------------------------------------------------------------
                                             Years ended December 31,
                                           2001       2000        1999
-----------------------------------------------------------------------
Current taxes                            (4,074)   (28,044)    (13,016)
Deferred taxes                           18,258     (1,587)        945
-----------------------------------------------------------------------
Total taxes benefit (provision)          14,184    (29,631)    (12,071)
-----------------------------------------------------------------------

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                     2001      2000      1999
--------------------------------------------------------------------------------
Income before taxes                                (114,404)  128,709   (20,062)
--------------------------------------------------------------------------------
Income tax calculated at corporate tax rate (*)      42,845   (48,202)    8,024
Effect of tax exemption                              15,144    12,496    (2,395)
Effect of different tax rates                          (916)   17,180     1,493
Effect of release of valuation allowance              4,154       _        _
Effect of unrecognized tax assets                   (40,533)   (9,367)    6,842
Effect of expenses non deductible and revenues non
taxable                                                 353     2,458     2,690
Effect of goodwill amortization resulting from
mergers and acquisitions (note 3)                    (6,863)   (4,196)  (28,725)
--------------------------------------------------------------------------------
Income tax expense for the year                      14,184   (29,631)  (12,071)
--------------------------------------------------------------------------------
(*) Luxembourg tax rate of 37.45% in 2001 and 2000, respectively, France tax rate of 40.00% in 1999

The components of the net deferred tax asset recorded at December 31, 2001, 1999 and 1998 are:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                              December 31,
                                                       2001       2000     1999
--------------------------------------------------------------------------------
ASSETS
Loss carryforward                                    82,978     39,806   25,726
Excess book over tax depreciation and amortization    2,646      2,957    5,665
Other temporary differences                          32,674     21,961   19,427
Valuation allowance                                 (82,048)   (48,358) (42,784)
--------------------------------------------------------------------------------
LIABILITIES
Excess tax over book depreciation and amortization   (4,349)    (2,296)  (2,706)
Other temporary differences                          (9,753)    (9,246)  (3,128)
--------------------------------------------------------------------------------
Net deferred tax asset                               22,148      4,824    2,200
--------------------------------------------------------------------------------
Deferred tax asset                                   22,148      7,120    8,034
Deferred tax liability                                    -     (2,296)  (5,834)
--------------------------------------------------------------------------------
Not deferred tax asset                               22,148      4,824    2,200
--------------------------------------------------------------------------------

At December 31, 2001, the Company had net operating loss carryforwards totaling 223,485 euro thousand of which 29,628 euro thousand, 7,381euro thousand, 10,633 euro thousand and 74,489 euro thousand is limited to five years, ten years, fifteen years and twenty years, respectively, and 101,354 euro thousand may be used indefinitely. In those situations where tax loss carryforwards and other net deferred tax assets have been generated by start-up companies or by companies without a recent history of profitable operations, management has provided a valuation allowance to reduce net deferred tax asset to the estimated realizable value.

The valuation allowance has been partially released in 2001 following favorable outcomes on certain tax investigations by tax authorities.

Deferred income taxes on the undistributed earnings of the Company's foreign subsidiaries are not provided for as it is intended that the vast majority of these earnings will be indefinitely reinvested in these entities.


19/  Restructuring

Pursuant to the Company's announcement on May 2, 2001 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of euro 28,466 thousand in the statement of income during the second quarter of 2001. This restructuring charge was in connection with the closure of a manufacturing facility, the downsizing of a research and development and services center in Canada, a reduction of the workforce following the combination of the Company's financial services and e-business activities, and the rationalization of office facilities on a worldwide basis.

The euro 28,466 thousand charge consisted of euro 15,386 thousand for headcount reductions, euro 11,977 thousand for consolidation of facilities and related fixed assets and euro 1,103 thousand for inventory write-offs.

The restructuring actions were taken to reduce manufacturing capacity, and, from a business standpoint, to better integrate resources, leverage technology trends, and minimize overlapping market requirements and partnerships in the financial services and e-business sectors.

The plan included the termination benefits of 497 employees representing 7% of the Company's global workforce. Employee reductions occurred in the following areas: manufacturing organization 200 employees, research and development 123 employees, selling and marketing organizations 100 employees, system integration and consulting services 34 employees, and support functions 40 employees.

The majority of employee terminations were located in Germany (214 persons), due principally to the closure of the Seebach manufacturing facility (198 persons), and Canada (167 persons), due to the downsizing of the research and development and services center in Montreal. The remaining 116 terminations of employment were located in different countries of the world.

Total cash outlays for the restructuring program are expected to amount to euro 22,022 thousand, including euro 15,386 thousand for termination of employment, and euro 6,636 thousand for other related exit costs. Non-cash related actions, primarily consisting of assets and inventory write-offs, amounted to euro 6,444 thousand.

Restructuring activity -for the year ended December 31, 2001 was as follows:

                                                                      (in thousand euros)
                                  Reduction of workforce   Non-cash write-offs     Total
                                 and other cash outflows       of assets
-----------------------------------------------------------------------------------------
2001 restructuring charge               22,022                     6,444          28,466
-----------------------------------------------------------------------------------------
Amounts utilized in 2001:              (15,466)
Exchange rate differences                 (379)
Restructuring reserve as at
December 31, 2001                        6,177
-----------------------------------------------------------------------------------------


20/ Ordinary shares

Gemplus International S.A. is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently four hundred million euro consisting of two billion shares with no legal par value.

On February 18, 2000, the Company issued 94,000,000 shares to Texas Pacific Group at Euro 3.51 per ordinary share, the fair value determined by the Board of Directors on February 2, 2000. Net proceeds from the issuance were Euro 319,704 thousand. In connection with this capital increase, the Company entered into a warrant agreement with Texas Pacific Group, a Company shareholder, and Dr. Lassus, the Company's former chairman of the Board of Directors. Under this agreement, the Company granted the right to purchase another 56,400,000 shares at euro 3.51 per share. These warrants were exercised on September 28, 2000, resulting in net additional proceeds of euro 191,753 thousand (see Note 24).

In connection with the February 18, 2000 capital increase, the Company entered into an agreement, granting Texas Pacific Group, a Company shareholder, and Dr. Lassus the right to acquire additional shares at euro 3.51 per share. On May 29 and 31, 2000, pursuant to this agreement, the Company increased its capital by issuing 61,873,300 new shares, which generated net proceeds of Euro 212,088 thousand.

On June 21, 2000, a general meeting of shareholders approved a fifty-for-one stock split of the Company's ordinary shares held by shareholders of record as of the close of business on June 20, 2000. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

On August 25, 2000 and September 28, 2000, the Company issued 61,487,358 shares pursuant to employment arrangements with Mr. Perez and with Dr. Lassus (see Note
31). These shares included 20,495,786 free shares and 40,991,572 shares resulting from the exercise of stock options at an exercise price of euro 3.51 per share. The corresponding capital increase net of issuance costs was euro 142,615.

On December 8, 2000 the Company completed a public offering resulting in the issuance of 15,000,000 new ordinary shares. The Company's net proceeds from the offering were euro 82,590 thousand (see Note 3).

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand. Out of these euro 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement. At December 31, 2001, 1,713,181 shares had not been released and were still in escrow.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand. Out of these euro 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 73 thousand was allocated to share capital, as the corresponding shares were issued.

During 2001, the Company issued 7,296,500 shares following the contribution of 145,930 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder's equity.

During 2001, the Company issued 2,116,850 shares following the exercise of Gemplus International SA stock options held by employees.

In addition, in 2001, the Company purchased at fair market value 80,587 shares of Gemplus S.A., equivalent to 4,029,350 shares of Gemplus International S.A., held by two former executive officers of the Company, thus reducing the Company's shareholders' equity.

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Operations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of euro 3.17 per share. In addition, as described in Note 32, the Company's former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International S.A. shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001. As described in Note 3, as at December 31, 2001, the Company held 35,705,936 shares of its outstanding common stock.


As mentioned in Note 3, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 6,114,200 shares, representing 0.95% of the shareholdings of Gemplus International S.A., which in total was represented by 641,396,497 shares outstanding as at December 31, 2001.

The number of shares as of December 31, 2001 can be analyzed as follows:

Number of shares outstanding                                       635,282,297
Gemplus SA shares to be contributed                                  6,114,200

-------------------------------------------------------------------------------
Number of shares outstanding including shares to be contributed    641,396,497

Treasury shares (including 30,743,679 shares held by an indirect
subsidiary)                                                        (35,705,936)
Options outstanding                                                 94,460,108
Warrants outstanding                                                 2,561,973

-------------------------------------------------------------------------------
Number of shares on a fully diluted basis                          702,712,642
-------------------------------------------------------------------------------

The number of shares on a fully diluted basis is not representative of the number of shares used in computing net income per share. Net income per share is calculated using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method (see Note
21).

As at December 31, 2001, 51,790,242 shares are reserved for shares issuable under the different share options plans (see Note 24)

21/  Net income (loss) per share calculation

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows. As net losses have been reported in 2001 and in 1999, the dilutive effects of stock options, warrants and shares to be issued following acquisitions in 2000 of Celocom Limited and Slp InfoWare SA were excluded of net loss per share calculation in these periods.

                                                 (in thousands of euros, except shares and per share data)
----------------------------------------------------------------------------------------------------------

                                                                        Years ended December 31,
                                                                 2001             2000            1999
----------------------------------------------------------------------------------------------------------

Net income / (loss) (numerator)                                (100,220)          99,078         (32,133)
----------------------------------------------------------------------------------------------------------


Shares used in basic net income per-share calculation
(denominator):
----------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding        636,992,392      497,523,946     313,120,400
----------------------------------------------------------------------------------------------------------
Dilutive effect of stock options                             24,661,319       33,981,118      16,861,650
Dilutive effect of warrants                                   1,006,546        7,672,160               -
Celo and SLP                                                    167,936           78,982               -
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Weighted average diluted number of shares outstanding       662,828,193      539,256,206     329,982,050
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Shares used in diluted net income per share (denominator)   636,992,392      539,256,206     313,120,400
----------------------------------------------------------------------------------------------------------


22/      Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in capital in the shareholders' equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders' equity section of the balance sheets as at December 31, 2001, 2000 and 1999, respectively, were as follows:

                                                     (in thousands of euros)
----------------------------------------------------------------------------
                                                           December 31,
                                                   2001      2000      1999
----------------------------------------------------------------------------
Cumulative translation adjustment                (3,567)      376    2,814
Net unrealized loss on hedging instruments
qualifying as effective                            (401)        -        -
----------------------------------------------------------------------------
Cumulative other comprehensive income            (3,968)      376    2,814
----------------------------------------------------------------------------


The components of comprehensive income for the year ended December 31, 2001, 2000 and 1999, respectively, were as follows:

                                                                      (in thousands of euros)
---------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                                                   2001      2000      1999
---------------------------------------------------------------------------------------------
Net income (loss)                                               (100,220)   99,078   (32,133)
---------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                       (3,943)   (2,438)      358
Effect of adopting IAS 39 as at January 1, 2001                    9,093         -         -
Change in fair value of available-for-sale financial assets         (286)        -         -
Change in fair value of derivatives qualifying as effective
hedging instruments                                               (9,208)        -         -
---------------------------------------------------------------------------------------------
Change in cumulative other comprehensive income                   (4,344)   (2,438)      358
---------------------------------------------------------------------------------------------
Comprehensive net income (loss)                                 (104,564)   96,640   (31,775)
---------------------------------------------------------------------------------------------


23/      Pension plans


Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are restricted to a lump-sum length of service award payable at the date that the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet, together with pension liabilities. The pension obligation in France amounts to euro 1,295 thousand, 1,079 thousand and euro 891 thousand at December 31, 2001, 2000 and 1999 , respectively.

The Company operates pension plans in other countries. The Company's principal plan is a contributory defined benefit plan open to all employees in the United Kingdom. The Company also offers an Employee Investment Plan (EIP) to all United States employees under section 401 (k) of the United States Internal Revenue Code. Company contributions to the EIP plan amounted to approximately euro 1,903 thousand, euro 1,749 thousand and euro 1,259 thousand in 2001, 2000 and 1999, respectively.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2001, 2000 and 1999, comprise the following elements:

                                                  (in thousands of euros)
-------------------------------------------------------------------------
                                                     December 31,
-------------------------------------------------------------------------
                                               2001      2000       1999
-------------------------------------------------------------------------
Current year service cost                     1,640     1,088        788
Interest accrued on pension obligations       1,275     1,109      1,029
Actual loss (return) on plan assets           2,621       477     (2,022)
Net deferral                                 (4,261)   (1,974)       782
-------------------------------------------------------------------------
Total pension costs                           1,275       700        577
-------------------------------------------------------------------------

The following table sets forth the funded status of pension plans:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                                December 31,
--------------------------------------------------------------------------------
                                                          2001     2000    1999
--------------------------------------------------------------------------------
Accumulated benefit obligation                          23,880   20,683  18,153
Projected benefit obligation                            25,287   21,873  18,715
Plan assets at fair value                               18,110   19,043  18,327
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets   (7,177)  (2,830)   (388)
--------------------------------------------------------------------------------
Unrecognized net loss                                    8,138    3,846   1,014
--------------------------------------------------------------------------------
Net prepaid pension cost                                   961    1,016     626
--------------------------------------------------------------------------------

The following weighted average rates were used in the calculation of projected benefit obligation:

-------------------------------------------------------------------------
December 31                                    2001      2000      1999
-------------------------------------------------------------------------
Discount rate                                    6%        6%        6%
Expected rate of return on plan assets           8%        8%        8%
Assumed rate of compensation increase            4%        4%        4%
-------------------------------------------------------------------------


Post-retirement benefits other than pensions

Substantially all of the Company's employees are covered under Government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.


24/  Share option plans

The Company may grant, under various employee share option plans (the "Plans"), options to purchase or subscribe ordinary shares to its employees and officers. Under the various plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years.

Share option activity was as follows:

                                      Number of      Number of       Price per share        Average
                                       options        options                              Price per
                                      authorized    outstanding                              share
                                       not yet
                                       granted

---------------------------------------------------------------------------------------------------------
Balances, December 31, 1998           3,636,350      28,201,900    Euro 0.37 - Euro 1.71   Euro 1.47
---------------------------------------------------------------------------------------------------------
Options exercised                             -      (1,933,200)   Euro 0.37 - Euro 1.71   Euro 0.93
Options granted                     (21,355,250)     21,355,250    Euro 1.35 - Euro 2.29   Euro 2.17
Options authorized                   27,500,000               -
---------------------------------------------------------------------------------------------------------
Balances, December 31, 1999           9,781,100      47,623,950    Euro 0.47 - Euro 2.29   Euro 1.80
---------------------------------------------------------------------------------------------------------
Options exercised                             -     (54,730,122)   Euro 0.47 - Euro 3.51   Euro 2.99
Options granted                    (115,636,673)    115,636,673    Euro 2.29 - Euro 6.00   Euro 4.26
Options authorized                  150,991,572
---------------------------------------------------------------------------------------------------------
Balances, December 31, 2000          45,135,999     108,530,501    Euro 0.77 - Euro 6.00   Euro 3.82
---------------------------------------------------------------------------------------------------------
Options exercised                             -      (5,114,850)   Euro 0.77 - Euro 3.51   Euro 1.62
Options granted                      (2,554,590)      2,554,590    Euro 2.80 - Euro 7.96   Euro 2.97
Options terminated unexercised        9,208,833     (11,510,133)   Euro 0.77 - Euro 7.96   Euro 4.66
Options authorized                            -               -                        -           -
---------------------------------------------------------------------------------------------------------
Balances, December 31, 2001          51,790,242      94,460,108    Euro 0.77 - Euro 7.96   Euro 3.82
---------------------------------------------------------------------------------------------------------

The following table summarizes information with respect to share options outstanding and exercisable at December 31, 2001:

------------------------------------------------------------------
  Exercise         Number of       Weighted         Number of
   prices           options         average          options
                  outstanding      remaining       exercisable
                                 contractual
                                      life
------------------------------------------------------------------
  (in euros)                        (years)
       0.83        1,101,750            2.0         1,101,750
       1.35          986,900            3.0           986,900
       1.52          500,250            3.6           500,250
       1.71        7,746,900            6.0         4,076,050
       2.29       21,110,700            7.3        11,371,450
       2.80           84,000            9.6                 -
       2.87          139,380            9.8                 -
       2.90          855,900            9.7                 -
       3.17          110,000            9.9                 -
       3.18           50,000            9.9                 -
       3.51       25,429,375            8.5         6,890,775
       3.79        1,515,261            9.5                 -
       4.14          253,400            9.5                 -
       4.80        9,500,000            8.9         2,375,000
       6.00       24,813,008            8.9         6,099,363
       7.96          263,284            9.1                 -
------------------------------------------------------------------
                  94,460,108            6.8        33,401,538
------------------------------------------------------------------
Weighted
average
exercise
price (in
euros)                  3.82                             3.24


Warrants

In connection with the issuance of ordinary shares on February 18, 2000 (see
Note 20), the Company issued 1,880,000 warrants. The warrants were granted at a value of euro 3.51 on the date of issuance, resulting in an underlying per share value of euro 3.20 using the Black and Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.09% and an expected life of 10 months. Each warrant provides the holder the right to purchase 300 ordinary shares in exchange for 10 warrants. The warrants were exercised in full on September 28, 2000 resulting in the issue of 56,400,000 shares.

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of euro 2,3375 per share, resulting in an underlying per share value of euro 3.51 using the Black and Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.00% and an expected life of 12 months. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2001, no warrant had been exercised.

25/  Financial instruments and market related exposures

Adoption of IAS 39

As indicated in Note 2, the Company adopted IAS 39 "Financial Instruments:
Recognition and Measurement".

The adoption of IAS 39 resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.


Summary of impact of adopting IAS 39 at January 1, 2001:

                                                       (in thousands of euros)
-------------------------------------------------------------------------------
                                               Retained       Other     Total
                                               earnings   comprehensive
                                                             income
-------------------------------------------------------------------------------
Hedges not qualifying as effective              (5,003)           -    (5,003)
Hedges qualifying as effective                       -        8,807     8,807
Unrealized gains and losses on available-for-
sale financial assets                                -          286       286
-------------------------------------------------------------------------------
Impact as at January 1, 2001 on
shareholders' equity, net of deferred income    (5,003)       9,093     4,090
taxes
-------------------------------------------------------------------------------

In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of euro 5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments. The Company also recorded a net gain of euro 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of euro 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets. Consequently, comprehensive income was impacted by euro 9,093 thousand as at January 1, 2001. This amount was recorded in foreign exchange result during 2001.

Foreign exchange exposure

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business.

The policy of the Company is to hedge its currency risk exposure. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded "over the counter" with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

All derivative instruments that the Company uses to manage its foreign exchange risk exposure qualify as cash flow hedges under IAS 39. However, foreign exchange swaps entered into by the Company to meet the Group affiliates financing requirements do not qualify for special hedge accounting as they are monitored on a global basis.

Outstanding forward contracts described below are at closing dates. As at December 31, 2001, such contracts are broken down into two categories: (i) those meeting hedging qualification criteria under IAS 39 and (ii) others that do not meet hedge accounting criteria :

                                                                     (in thousands of euros)
---------------------------------------------------------------------------------------------
                         December 31, 2001      December 31, 2000      December 31, 1999
                        Purchased      Sold    Purchased      Sold    Purchased      Sold
                          Items        Items     Items        Items     Items        Items
---------------------------------------------------------------------------------------------

Hedging transactions
GBP                            -       8,017     36,774       35,418     11,865      23,839
SGD                        2,450           -    123,121      122,414      8,793      49,713
USD                            -      45,404     40,034      328,420      9,918     152,368
ZAR                            -       6,364          -        4,713          -       3,722
Other                        309       1,429     15,368       25,021     11,327      18,116

Other transactions
GBP                        2,787      11,309          -            -          -           -
SGD                       73,952      61,241          -            -          -           -
USD                       59,051     292,951          -            -          -           -
ZAR                          588       1,838          -            -          -           -
Other                     20,528      29,937          -            -          -           -
---------------------------------------------------------------------------------------------
Total forwards           159,665     458,490    215,297      515,986     41,903     247,758
---------------------------------------------------------------------------------------------

Forward contracts are valued at forward rate.

Outstanding optional contracts at closing date are as follows. As at December 31, 2001, all these contracts meet hedge accounting criteria:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
               December 31, 2001      December 31, 2000       December 31, 1999
--------------------------------------------------------------------------------
               Purchased    Sold      Purchased    Sold      Purchased    Sold
                 items      items       items      items       items      items
--------------------------------------------------------------------------------

GBP                  -      3,205      37,076       8,330      20,926         -
USD              6,794     49,615     164,563      22,606      95,947     4,804
SGD              9,259          -      74,060      20,182           -         -
Other            1,371          -       8,185       2,817           -         -

--------------------------------------------------------------------------------
Total options   17,424     52,820     283,884      53,935     116,873     4,804
--------------------------------------------------------------------------------


All option contracts are valued at the strike rate and hedge long exposure (currency put, euro call). In some cases, purchased and sold options are used as combinations (strategies).

All the foreign derivatives financial instruments outstanding as of December 31, 2001 have been entered into as a hedge of highly probable cash flows denominated in various currencies as described above, and according to the identified forecasted commercial transactions data collection. Derivatives allow the Company to sell or purchase at a predetermined rate with settlement date that range from one month up to one year, according to the hedging relationship allocation performed by year and by quarter. The euro value of derivatives are presented in the following table with a valuation at the contract' strike.

                                                         (in thousands of euros)
----------------------------------------------------------------------------------------------
                                                              SGD        USD
                                               GBP sales   purchases    sales     Other sales
----------------------------------------------------------------------------------------------

Hedging transactions
Classification by allocation
Three-month period ending March 31, 2002         3,154       11,709     47,428        5,436
Three-month period ending June 30, 2002          4,815            -     11,251          677
Three-month period ending September 30, 2002     1,628            -     16,859            -
Three-month period ending December 31, 2002      1,625            -     12,687            -

Other transactions
Classification by allocation
Three-month period ending March 31, 2002         8,522       12,711    205,652       10,659
Three-month period ending June 30, 2002              -            -          -            -
Three-month period ending September 30, 2002         -            -          -            -
Three-month period ending December 31, 2002          -            -     28,248            -

----------------------------------------------------------------------------------------------
Total                                           19,744       24,420    322,125       16,772
----------------------------------------------------------------------------------------------


Net unrealized loss on hedging instruments qualifying as effective

As of December 31, 2001, unrealized losses of 401 Euro thousand net of taxes were recognized in equity, under comprehensive income, as being the effective portion of hedging instruments fair value changes associated with forecasted transactions (see Note 22).


Interest rate exposure

As the Company is not significantly exposed to risk associated with interest rates fluctuations, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are undertaken with major financial institutions having an investment grade rating. Regarding cash deposits, a few exceptions exist in certain countries for operational reasons when individual amounts are not significant.

Fair value of financial instruments

The following table provides information about the carrying amounts and estimated fair values of certain of the Company's financial instruments, excluding cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses.

Following the adoption of IAS 39 in January 2001, the Company measures at fair value assets and liabilities qualified as trading or available-for-sale. Therefore, there is no difference between the carrying amounts and the estimated fair values of these assets and liabilities as at December 31, 2001.

The fair value of investments in equity securities is determined based on quoted market prices if companies are publicly listed. It the companies are not publicly listed, the fair value of investments in equity securities is determined by valuation techniques appropriate for the nature of the security. The fair market value of loans, deposits and other non-current assets is determined by discounting the nominal amount using appropriate interest rates.

The fair value of the Company's fixed rate long-term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company's long-term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts and of currency options contracts is determined as described in Note 2 "Summary of significant accounting policies".


                                                                                                     (in thousands of euros)
------------------------------------------------------------------------------------------------------------------------------
                                                   December 31, 2001        December 31, 2000         December 31, 1999
                                                Net book     Fair value   Net book    Fair value    Net book    Fair value
                                                 value                     value                      value
---------------------------------------------------------------------------------------------------------------------------
Balance sheet
Assets
Investments in equity securities                  17,066        17,066      11,183        11,626      1,290        10,909
Loan, deposits and other non-current              99,701        99,701     187,405       186,898      4,696         4,486
--------------------------------------------------------------------------------------------------------------------------
Total assets                                     116,767       116,767     198,588       198,524      5,986        15,395
--------------------------------------------------------------------------------------------------------------------------
Liabilities
(Long-term debt including current
portion and capital lease)
Fixed rates                                            -             -      18,100        18,000     18,722        20,770
Floating rates                                    36,329        36,329      24,931        24,931     31,130        31,130
--------------------------------------------------------------------------------------------------------------------------
Total liabilities                                 36,329        36,329      43,031        42,900     49,852        51,900
--------------------------------------------------------------------------------------------------------------------------
Hedging instruments on foreign
currency contracts (in other current
assets or other current liabilities)               5,178         5,178     (23,284)      (25,340)     5,876         4,220
Options contracts (in cash and cash equivalent)   (2,187)       (2,187)     (8,909)      (10,943)    (5,133)       (6,789)
--------------------------------------------------------------------------------------------------------------------------
Total  (off-balance sheet (1) in 2000 and 1999)    2,991         2,991     (32,193)      (36,283)       743        (2,569)
--------------------------------------------------------------------------------------------------------------------------

(1) The net book value and fair value of forward foreign exchange contracts and currency option contracts include unrealized gains and losses relating to hedges of firm and anticipated commitments, which have been deferred. Unrealized gains are recorded in the line item "Other current liabilities" and unrealized losses in the line item "Other current assets."


26/ Commitments and contingencies

Guarantees

As of December 31, 2001, the amount of guarantees delivered by the Company reached euro 12,857 thousand.

Purchase agreements

As of December 31, 2001, the Company had purchase commitments for microprocessor chips with various suppliers aggregating approximately euro 25 million.

Legal proceedings

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the United States District Court in San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 17 million) and another individual defendant to pay US$ 2.5 million (euro 2.8 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. The Company appealed the judgment. In March 2000, the District Court dismissed the claim against the individual defendant with prejudice. Oral arguments in the appeal were heard on March 6, 2001 before the United States Court of Appeals for the Ninth Circuit. . On October 4, 2001, the Court of Appeals rendered its decision, affirming the judgment of the District Court against the Company in the amount of US$ 15 million, with interest to be determined. As a result of this judgment, the Company recorded a charge of euro 18.1 million, adversely impacting its 2001 operating result and resulting in a total current liability (including a previously existing provision) of euro 19.4 million in the balance sheet as at December 31, 2001. The Company's petition seeking a rehearing before the Court of Appeals was denied on November 20, 2001 and therefore the judgement is final.

As described in Note 16, the Company partially reversed in 2001 a provision for a patent claim, resulting in a favorable euro 10,600 thousand royalty expense adjustment recorded in cost of sales.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Lease commitments

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options.

Future minimum annual lease payments under all non-cancelable operating leases as of December 31, 2001 are as follows :

                               (in thousands of euros)

December 31:
2002                                          10,737
2003                                           7,994
2004                                           7,166
2005                                           5,948
2006                                           4,218
Thereafter                                     6,910


Total rental expenses for all operating leases except those with terms of one month that were not renewed were euro 12,499 thousand, euro 14,242 thousand, euro 3,372 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.


27/  Supplemental disclosure of cash flow information

Cash paid for interest and income taxes were as follows:

                                     (in thousands of euros)
------------------------------------------------------------
                            Years ended December 31,
                        2001         2000          1999
------------------------------------------------------------
Cash paid for:
Interest               2,928         3,061        1,089
Income taxes          14,338        22,308        3,087


During 1999 and 2001, as mentioned in Note 15, the Company refinanced property, plant and equipment under sale-leaseback agreements for a total of euro 28,270 thousand and euro 5,711 thousand, in 1999 and 2001 respectively.


28/  Wages, benefits and number of employees (unaudited)

Wages and benefits including social security taxes amounted to approximately euro 339 million, euro 291 million, and euro 216 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Headcount was 6,721, 7,870 and 5,947 as of December 31, 2001, 2000 and 1999,
respectively.


29/  Related party transactions


During 2000, the Company entered into loan agreements with certain senior executives of the Company. These loans were partially reimbursed in 2001,as discussed further below in Note 31. In December 2001, the Company recorded severance expenses in the amount of euro 25,691 thousand due to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer of the Company and cessation as Chairman of the Board of Directors, respectively, as described further below in Note 31.

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company's indirect subsidiaries agreed in 2001 to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. As described in Note 13, the Company recorded in 2001 a compensation expense of euros 3,585 thousand corresponding to the income tax resulting from the forgiveness of interest.

During the years 2001, 2000 and 1999, the Company had a financial consulting agreement with a firm that included an individual who served on the Company's Board of Directors. The consulting services primarily related to investment and business opportunity advice for the Company. The Company recognized euro 20,785 thousand in the year 2000 for such advice (euro 308 thousand in the year 1999). Effective in September 2000, this consultant no longer serves on the Board. During 2001, the Company recognized euro 319 thousand according to this consulting agreement, which was terminated December 31, 2001.
During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr Mackintosh,also served on the Company's Board of Directors. This company was appointed to provide an independent review of the Group's management, information, organization and business systems as well as identification and recommendation of remedial action. The total cost recorded in the Company's Consolidated Statement of Income in 2001 for this arrangement amounted to euro 906 thousand.

During 2001, the Company reimbursed its former Chairman of the Board of Directors, Dr. Lassus, funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of euro 160 thousand (GBP 100 thousand), were reimbursed to Dr. Lassus in November 2001.


30/  Segment information

The Company operates in primarily two operating segments which are based on the Company's customer base and for which separate financial information is available and that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does the CODM evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.



Telecommunications

The telecommunications segment includes the Company's wireless solutions, as well as prepaid telephone cards and other products.

Network systems

The network systems segment includes systems and services based on chip card technology in areas such as financial services, access control, identification, health care and corporate loyalty programs. The Company's e-business security activities, which are new, are also included in this segment. The access control systems activities of our former subsidiary Skidata are reported under the network systems segment and have been identified separately, as the Company has completed the sale of this activity in August 2001 (see Note 3 - Disposed operations).


Other operating segments

Other operating segments include applications such as magnetic stripe plastic cards for banks, card-based transportation access and inventory tracking products. Following the sale of our Tag activities in July 2001, the Tag electronic smart labels solutions activities are reported under the other operating segment and have been identified separately (see Note 3 - Disposed operations).

The following tables present selected data for the years ended December 31, 2001, 2000 and 1999:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                  Years ended December 31,
                                             2001           2000         1999
--------------------------------------------------------------------------------
Net sales
Telecommunications                          681,933        883,695      482,249
Network systems                             229,318        196,369      160,450
    Skidata                                  40,566         81,155       72,669
Other operating segments                    111,735        124,536      123,905
    Tag                                       3,712          6,533        6,250
--------------------------------------------------------------------------------
Net sales                                 1,022,986      1,204,600      766,604
--------------------------------------------------------------------------------
Gross profit
Telecommunications                          228,814        378,874      207,067
Network systems                              67,124         62,015       51,182
    Skidata                                  16,635         30,495       28,123
Other operating segments                     11,532         12,997       21,550
    Tag                                        (573)           881        1,067
--------------------------------------------------------------------------------
Gross profit                                307,470        453,886      279,799
--------------------------------------------------------------------------------
Research and development expenses          (112,885)       (90,778)     (62,248)
Reversal of research credit allowance             -         12,486            -
Selling and marketing expenses             (165,276)      (158,545)     (97,155)
General and administrative expenses        (110,657)       (89,666)     (63,677)
Litigation expenses                         (18,120)             -            -
Management severance expenses               (25,691)             -            -
Restructuring expenses                      (28,466)             -            -
--------------------------------------------------------------------------------
Operating income (loss)                    (153,625)       127,383       56,719
--------------------------------------------------------------------------------


The following is a summary of sales to external customers by geographic area for the years ended 2001, 2000 and 1999:

                                                (in thousands of euros)
-----------------------------------------------------------------------
                                         Years ended December 31,
                                      2001         2000        1999
-----------------------------------------------------------------------
Americas                             231,606      185,400     117,844
Europe, Middle-East, Africa          518,274      701,300     505,990
Asia                                 273,106      317,900     142,770
-----------------------------------------------------------------------
Net sales                          1,022,986    1,204,600     766,604
-----------------------------------------------------------------------


Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company's country of domicile is Luxembourg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company's sales during the years ended December 31, 2001, 2000 and1999.


31/  Management severance expenses

During 2000, the Company entered into an employment agreement with Mr. Perez, its former CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. The stock options had an exercise price of euro 3.51 per share. In addition, one of the Company's indirect finance subsidiaries made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of euro 88.9 million. Each loan bore interest at the rate provided in Section 1274 (b)(2)(b) of the U.S. Internal Revenue Code of 1986, which is based on the U.S. Federal short-term rate. Therefore interest rates ranged from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of euro 71.9 million) and taxes related to the free shares (for an aggregate amount of euro 17 million) and were secured by the shares purchased by Mr. Perez upon exercise of the options.

Concurrently with the issuance of free shares and options to Mr. Perez, the Company issued 10,247,893 free shares and 20,495,786 shares to Dr. Lassus, the founder of the Company and former Chairman of the Board of Directors. The stock options had an exercise price of euro 3.51 per share. In addition, one of the Company's indirect finance subsidiaries has made loans to Dr. Lassus in an aggregate amount of euro 71.9 million on the same terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him at the same time as the stock options granted to Mr. Perez.

On November 2, 2001, the Company announced that its Chief Executive Officer, Mr. Perez, had signed an agreement with one of its indirect subsidiaries pursuant to which he committed to return all of the Gemplus International S.A. shares that he received in August and September 2000 to such indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001.

Mr. Perez transferred these shares pursuant to two agreements. The first agreement was signed on October 20, 2001. Mr. Perez transferred 18,574,306 shares to the Company's indirect subsidiary, at a price of euro 2.79 per share, representing euro 51,822 thousand that were recorded in reimbursement of a portion of the loans in the same amount. The difference between the value of the shares pursuant to the agreement (euro 2.79 per share) and the market closing price of the Company's shares as at the time of the effective transfer of the shares(euro 3.12 per share) was reflected in the stockholders' equity, resulting in an increase of euro 6,130 thousand of the caption "paid-in capital".

The second agreement was signed on December 19, 2001, at the time Mr. Perez resigned his position as President and Chief Executive Officer of the Company. Mr. Perez transferred 12,169,373 shares to the Company's indirect subsidiary, at a price of euro 2.86 per share, representing the market closing price of the Company's shares as at December 19, 2001, totaling euro 34,804 thousand. The difference between the fair value of the shares and the remaining loan outstanding was recorded in the Company's Consolidated Statement of Income, resulting in a charge of euro 6,838 thousand.

Mr. Perez was also entitled to a tax reimbursement on the portion of the loan that has been forgiven. Such reimbursement was accrued in the 2001 Company's Consolidated Statement of Income and represented an amount of euro 6,502 thousand. In addition, Mr. Perez is entitled, pursuant to his employment agreement, to receive a severance payment, that was recorded in the 2001 Company's Consolidated Statement of Income in the amount of euro 1,161 thousand. Consequently, the total charges associated with Mr. Perez resignation amounted to euro 14,501 thousand.

On December 19, 2001, the Company's Board of Directors accepted the cessation of Dr. Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board requires the Company to make a payment to Dr. Lassus in the amount of US dollars 12 million (euro 13,450 thousand), such payment representing partly a severance payment (euro 11,190 thousand) and partly the cost of the pledge of Dr. Lassus' 20,495,786 option shares in guarantee of the loans (euro 2,260 thousand). The cost of the pledge was deferred in the balance sheet as at December 31, 2001, and will be recorded in the Company's Consolidated Statement of Income on a prorata basis over the loan period (ending no later than December 31, 2003 pursuant to the agreement signed on December 19, 2001 with Dr. Lassus). An amount of euro 1,130 thousand corresponding to the cost of the pledge relating to fiscal year 2002 was recorded as prepaid expenses in "other current assets", the cost of the pledge relating to fiscal year 2003, representing euro 1,130 thousand, was recorded in "other non-current assets". Consequently, the total charges for the fiscal year ended December 31, 2001 associated with Dr. Lassus' cessation as Chairman amounted to euro 11,190 thousand.

Consequently, the Company recorded a total euro 25,691 thousand charge in its 2001 Consolidated Statement of Income with respect to the changes in its management decided at its Board meeting of December 19, 2001.


32/ Differences between International Accounting Standards and U.S. Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

                                       (in thousands of euros, except shares and per share amounts)
---------------------------------------------------------------------------------------------------
                                                                   Years ended December 31,
                                                         2001                 2000            1999
---------------------------------------------------------------------------------------------------
Net income (loss) in accordance with I.A.S.          (100,220)              99,078         (32,133)
---------------------------------------------------------------------------------------------------
Capitalized development costs                          (3,227)              (2,291)          3,678
Hedge accounting                                            -                8,030          (3,252)
Share options accounting                               69,262             (229,724)        (10,596)
Other differences                                         564                1,256             396
Deferred tax effect of U.S. GAAP adjustments            1,057                  408               -
---------------------------------------------------------------------------------------------------
Total differences between U.S. GAAP and I.A.S.         67,656             (222,321)         (9,774)
---------------------------------------------------------------------------------------------------
before change in accounting principle                 (32,564)            (123,243)        (41,907)
---------------------------------------------------------------------------------------------------
Changes in accounting principles:
Start-up costs                                              -                    -          (2,526)
Hedge accounting                                       (8,807)                   -               -
---------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                       (41,371)            (123,243)        (44,433)
---------------------------------------------------------------------------------------------------
Change in cumulative other comprehensive
adjustment in accordance with I.A.S.                   (4,344)              (2,438)            358
Change in effect of IAS/US GAAP
adjustements on other comprehensive
income                                                 (5,054)              (9,476)            363
---------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax          (9,398)             (11,914)            721
---------------------------------------------------------------------------------------------------
Comprehensive income (loss)                           (50,769)            (135,157)        (43,712)
---------------------------------------------------------------------------------------------------

Net income (loss) per share before
changes in accounting principles:
  Basic                                                 (0.05)               (0.25)          (0.13)
  Diluted                                               (0.05)               (0.25)          (0.13)

Changes in accounting principles:
  Basic                                                 (0.01)                   -           (0.01)
  Diluted                                               (0.01)                   -           (0.01)

Net income (loss) per share:
  Basic                                                 (0.06)               (0.25)          (0.14)
  Diluted                                               (0.06)               (0.25)          (0.14)

Number of shares:
  Basic                                           636,992,392          497,523,946     313,120,400
  Diluted                                         636,992,392          497,523,946     313,120,400


                                                                 (in thousands of euros)
----------------------------------------------------------------------------------------
                                                                 December 31,
                                                      2001           2000         1999
----------------------------------------------------------------------------------------

Shareholders' equity in accordance with I.A.S.     1,167,762     1,384,995      294,153
----------------------------------------------------------------------------------------

Capitalized development costs                         (5,518)       (2,291)           -
Hedge accounting                                           -         4,090       (3,940)
Non recourse loans                                   (71,856)     (143,712)
Effect of IAS/US GAAP on other comprehensive
income                                                (4,911)          143        9,619
Other differences                                       (310)         (874)      (2,129)
Deferred tax effect of U.S. GAAP adjustments           1,224           408            -
----------------------------------------------------------------------------------------
Total difference between U.S. GAAP and I.A.S.        (81,371)     (142,236)       3,550
----------------------------------------------------------------------------------------
Shareholders' equity in accordance with U.S. GAAP  1,086,391     1,242,759      297,703
----------------------------------------------------------------------------------------


Capitalized development costs

The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under U.S. GAAP, research and development costs other than for software development are expensed as incurred.

Hedge accounting and financial instruments

Until the adoption of IAS 39, the Company allocated certain instruments designed as hedge to the underlying transactions and therefore the gains and losses arising from the performance of the instruments on forecasted transactions were deferred to future periods. Hedge accounting on forecasted transactions was not allowed by U.S. accounting standards and contracts were marked to market under U.S. GAAP with changes in fair value recorded in the Statement of Income in the current period.

Commencing January 1, 2001 new standards are effective for the Company under both IAS and U.S. GAAP with respect to accounting policies of financial instruments; IAS 39 "Accounting for Financial Instruments and SFAS No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138.

After implementation of IAS 39, there is no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

Share options accounting

Certain of the Company's share option plans (Note 24) are treated as compensatory plans under U.S. GAAP.

For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employees share options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders' equity when the exercise price of share options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2001, the Company granted share options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares.

For purposes of financial reporting under U.S. GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", which requires that the Company disclose pro forma net income and earnings per share as if the Company's compensation expense had been calculated using the minimum value method prescribed by FAS 123. Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by FAS 123, the Company's net income and earnings per share for the years ended December 31, 2001, 2000 and 1999, would have been as follows:

------------------------------------------------------------------------------
                                                         Years ended
                                                         December 31,
                                                2001         2000        1999
------------------------------------------------------------------------------
Net income per US GAAP:
  As reported                                 (41,371)    (123,243)   (44,433)
  Pro forma                                  (131,596)    (134,770)   (48,358)

Net income per share per US GAAP - Proforma:
  Basic                                         (0.21)       (0.27)     (0.15)
  Diluted                                       (0.21)       (0.27)     (0.15)



The fair value of each option grant is estimated on the date of grant using the Black and Scholes option pricing model, with the following assumptions for grants made during 2001, 2000 and 1999: dividend yields of 0% for all periods; annual risk-free interest rate of 4.1%, 5% and 4% for 2001, 2000 and 1999, respectively; expected volatility of 79%, 30% and 0% for 2001, 2000 and 1999, respectively; and the expected option vesting period of 4 years for all periods.

In 2000, the Company entered into employment arrangements with Mr. Perez and Dr. Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 31). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loan agreements included certain prepayment features and, as a result, the related amount of interest to be paid on the loans was uncertain and, therefore, the ultimate option price was uncertain. Under U.S. GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e. the date at which both the number of shares and the option or award prices are known). Both the service options and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under U.S. GAAP. A compensation expense of euro 94,080 thousand was recorded in 2000 with respect to the service options and performance options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. Under U.S. GAAP, pursuant to EITF 95-16 "Accounting for Stock Compensation Arrangements with Loan Features", the loans are presented as a reduction to shareholders' equity, and the interests on the loans are presented as a reduction of compensation expense. The Company recorded interest with respect to these loans in the amount of euro 4,877 thousand. They were reflected in the Consolidated Statement of Income in interest income under IAS and in general and administrative expenses under US GAAP.

Other comprehensive income

For the purpose of this reconciliation, the Company has adopted the accounting treatment prescribed by SFAS No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), which includes all changes in equity during a period from non-owner sources, is composed primarily of the unrealized gains and losses on marketable equity investments, net of tax, and foreign currency translation adjustments, not recorded in the consolidated statements of income. After implementation of IAS 39, there are no reconciling items between IAS and U.S. GAAP related to other comprehensive income, except for the accounting for pension (euro 4,712 thousand in 2001) and for the foreign currency translation adjustment effect of U.S. GAAP adjustments (euro 199 thousand in 2001).

FASB Statement No. 87, "Employers' Accounting for Pension", requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan's assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

33/  Other required U.S. GAAP disclosures

Revenue Recognition

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101) and has amended it in March 2000. The Company has assessed that its revenue recognition as described in Note 2 complies with the principles identified in SAB 101.

The Company has considered SOP 97-2, "Software Revenue Recognition". As at December 31, 2001, the Company has assessed that its revenue recognition related to licensing, selling, leasing, or otherwise marketing computer software complies with the principles identified in SOP 97-2 and SOP 98-9, "Modification of SOP 97.2 Software Revenue Recognition with Respect to Certain Transactions".




New accounting pronouncements under US GAAP

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but will instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

The Company is required to adopt the provisions of Statement 141 immediately and Statement 142 effective January 1, 2002 for the presentation of its consolidated net income and total shareholders' equity under US GAAP.

Amortization expense related to goodwill was euro 11.2 million and euro 27.2 million for the years ended December 31, 2000 and December 31, 2001, respectively.

The Company estimates that the adoption of SFAS 142 will decrease amortization expense in 2002 by approximately euro 24 million net of taxes as a result of no longer amortizing goodwill. In accordance with SFAS 142, the Company has six months from the date of adoption to complete its initial impairment testing. In the event an impairment loss is determined in the initial phase, the Company has until December 31, 2002 to finalize the calculation or effectively until June 30, 2003, the date 20-F is due (six months after year-end).

However, the Company does not expect material changes to the carrying value of goodwill as a result of the adoption of SFAS 142.

On October 3, 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, to broaden the definition of what constitutes a discontinued operation and it amends ARB 51, Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS 144 is effective for fiscal years beginning after December 31, 2001. The Company does not expect any material impact on its consolidated net income and total shareholders' equity under US GAAP resulting from the implementation of SFAS 144.

Income taxes

The components of income (loss) before income tax are as follows:

                                                  (in thousands of euros)
-------------------------------------------------------------------------

                                            Years ended December 31,
                                        2001         2000          1999
-------------------------------------------------------------------------
Domestic (*)                           (1,436)     (51,630)      (57,591)
Foreign                              (112,968)     180,339        37,529

-------------------------------------------------------------------------
Income before tax                    (114,404)     128,709       (20,062)
-------------------------------------------------------------------------
(*) Luxembourg in 2001 and 2000, France in 1999


Presentation of the Consolidated Statement of Income

Under U.S. GAAP, the consolidated statements of income should be restated to present goodwill amortization above operating income (loss).

Under IAS, the Company treated the transaction between Gemplus SCA and Gemplus Associates (see Note 3) consistent with its form as a business combination and recorded goodwill for the difference between the fair value of the shares issued and the cash acquired. This transaction was entered into to enable the Company to terminate Gemplus Associates' general partner status and management contract. The goodwill of euro 65.4 million that resulted was immediately written off and included as part of amortization expense in 1999. Under U.S. GAAP, this transaction to terminate the general partner status and management contract should be recognized as a legal reorganization expense within operating income.

The operating income would have been as follows under U.S. GAAP:

                                                              (in thousands of euros)
-------------------------------------------------------------------------------------
                                                          Years ended December 31,
                                                        2001        2000       1999
-------------------------------------------------------------------------------------
Operating income (loss) per I.A.S.                   (153,625)    127,383     56,719
-------------------------------------------------------------------------------------
Goodwill amortization                                 (27,162)    (11,204)    (6,411)
Legal reorganization expense                                -           -    (65,401)
-------------------------------------------------------------------------------------
Operating income (loss) - US presentation            (180,787)    116,179    (15,093)
-------------------------------------------------------------------------------------
Capitalized development costs                          (3,227)     (2,291)     3,678
Share options accounting                               69,262    (229,724)   (10,596)
Interests accrued on loans related to share options     4,877       3,139          -
Other differences                                         564       1,256        396
-------------------------------------------------------------------------------------
Operating income per U.S. GAAP                       (109,311)   (111,441)   (21,615)
-------------------------------------------------------------------------------------


34/  Subsequent events

On February 6, 2002, the Company announced a further restructuring and rationalization program. This new program involves a planned reduction of its workforce by approximately 1,000 employees and includes rationalization of its production and sourcing strategy. As required by International Accounting Standards, no provision was recorded in the 2001 financial statements with respect to this restructuring plan, as the plan was not established with sufficient details nor communicated at the closing date.

                                                        GEMPLUS INTERNATIONAL SA



Board of Directors
and Management Team


Board of Directors                     Executive Officers                   Committees
of Gemplus International SA            of Gemplus International SA          of Gemplus International SA
---------------------------            ---------------------------          -------------------------
Dr. -Ing. Hasso Freiherr               Ron Mackintosh                       Audit Committee
von Falkenhausen                       Chief Executive Officer              William S. Price, III
Chairman                                                                    Randy Christofferson
of the Board of Directors              Philippe Vallee                      Lee Kheng Nam
of Gemplus International SA            Executive Vice President,
                                       President and General Manager        Compensation Committee
David Bonderman                        Telecom Business Unit                Dr. -Ing. Hasso Freiherr
Vice-Chairman                                                               von Falkenhausen
of the Board of Directors              Gilles Michel                        David Bonderman
of Gemplus International SA,           Executive Vice President,            Lee Kheng Nam
Managing Director                      President and General Manager
of Texas Pacific Group                 Financial Services                   Stock Administration
Committee                              and Security Business Unit           Ron Mackintosh
                                                                            Steven Gomo
Dr. Marc Lassus                                                             Stephen Juge
Director                               Steven Gomo                          Didier Lachaud
of Gemplus International SA            Executive Vice President,
                                       Chief Financial Officer
William S. Price, III
Director                               Didier Lachaud
of Gemplus International SA,           Executive Vice President,
Managing Director                      Human Resources
of Texas Pacific Group
                                       Stephen Juge
Abel G. Halpern                        Executive Vice President,
Director                               General Counsel
of Gemplus International SA,
Managing Director                      Jacques Villieres
of Texas Pacific Group                 Executive Vice President,
                                       Corporate Manufacturing
Lee Kheng Nam
Director                               Tony Engberg
of Gemplus International SA,           Executive Vice President,
Chairman                               Chief Technology Officer
of Vertex Investments International
                                       Jacques Seneca
Randy L. Christofferson                Executive Vice President,
Director                               General Manager
of Gemplus International SA,           GemVentures Services Unit
Managing Director
of MIOGA Ventures, LLC

                             SHAREHOLDER INFORMATION



                              Shareholder Services:
                     Gemplus Shareholder Services Department
                              2-4, Place des Alpes
                                   1201 Geneve
                                   Switzerland

                                       CCF
                            Services aux Actionnaires
                         Avenue Robert-Schuman - BP 2704
                                51051 Reims Cedex
                                     France
                      Service_relations_actionnaires@ccf.fr

                             Annual General Meeting:
                            April 17, 2002 - 11:00 am
          Hotel Royal, 12 boulevard Royal, 2449 Luxembourg, Luxembourg

                                Stock Exchanges :
 The shares of Gemplus International SA are quoted on the following exchanges:
           Exchange                      Symbol                    Currency
     Euronext Paris SA                  GEM 5768                      EUR
  The Nasdaq Stock Market            GEMP 36866Y102                   USD

                   Depositary for American Depositary Shares:
                                 Citibank, N.A.
                                 111 Wall Street
                            New York, New York 10005
                                       USA

                          Investor Relations Contacts:
                           Gemplus Investor Relations
                                 Aerogolf Center
                                  1 A, Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg

                           Gemplus Investor Relations
                      BP 100 - Parc d'Activites de Gemenos
                               13881 Gemenos Cedex
                                     France

                         Information via the Internet:
  Internet World Wide Web users can access Gemplus' annual reports, financial information and press releases through http://investor.gemplus.com

           Gemplus International S. A.



           Audited statutory financial statements
           for the year ended December 31, 2001






                             GEMPLUS Logo








Aerogolf Center
1, Hohenhof
L-2633 Senningerberg
RC: Luxembourg B 73 145

                     Letterhead of PriceWaterHouse Coopers




Report of the Statutory Auditor

To the Shareholders of
Gemplus International S.A.


--------------------------------------------------------------------------------

We have audited the annual accounts of Gemplus International S.A. for the year ended December 31, 2001. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Gemplus International S.A. as of December 31, 2001 and of the results of its operations for the year then ended.



         PricewaterhouseCoopers S.a r.l.          Luxembourg, February 27, 2002
         Reviseur d'entreprises
         Represented by





Mervyn R. Martins      Didier Mouget

                           Gemplus International S. A.
                      Balance sheet as of December 31, 2001


                                                                                       (in thousands of euros)
--------------------------------------------------------------------------------------------------------------
Assets                                                   Notes      December 31, 2001       December 31, 2000
--------------------------------------------------------------------------------------------------------------
Intangible assets                                          4                    3,568                   1,785

Fixed assets                                               4                      225                     230

Investments                                                5                1,687,972               1,652,560
Advance to suppliers - long-term portion                   6                   17,020                  26,868

Financial assets                                                            1,704,992               1,679,428

--------------------------------------------------------------------------------------------------------------
Non-current assets                                                          1,708,785               1,681,443

Accounts receivable                                        7                   91,623                     113
Advance to suppliers - short-term portion                  6                   22,865                  10,748
Intercompany loans                                         5                   16,795                       -
Other assets                                               7                      894                  29,229
Treasury shares                                            3                   14,939                       -
Short-term deposits                                                            16,601                  51,186
Cash and cash equivalents                                                      15,006                  17,195

--------------------------------------------------------------------------------------------------------------
Current assets                                                                178,723                 108,471

Prepayments                                                6                    1,077                       -

--------------------------------------------------------------------------------------------------------------
Total assets                                                                1,888,585               1,789,914
--------------------------------------------------------------------------------------------------------------


                                                                                       (in thousands of euros)
--------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity                     Notes      December 31, 2001       December 31, 2000
--------------------------------------------------------------------------------------------------------------

Share capital                                                                 127,056                 124,263
Additional paid-in capital                                                  1,661,620               1,628,398
Reserve for treasury shares held                                               14,939                       -
Result brought forward                                                         (7,174)                      -
Net loss for the year                                                         (10,388)                 (7,174)

--------------------------------------------------------------------------------------------------------------
Shareholders' equity                                       3                1,786,053               1,745,487

Provision for liabilities and charges                                             151                       -
Trade accounts payable                                     7                   45,005                  14,402
Tax and social liabilities                                 7                      485                       -
Other liabilities                                          7                   56,891                  30,025

--------------------------------------------------------------------------------------------------------------
Liabilities                                                                   102,532                  44,427
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  1,888,585               1,789,914
--------------------------------------------------------------------------------------------------------------



   The accompanying notes form an integral part of these financial statements.

                           Gemplus International S. A.
                    Income statement as of December 31, 2001


                                                                                       (in thousands of euros)
--------------------------------------------------------------------------------------------------------------
                                                         Notes      December 31, 2001       December 31, 2000
--------------------------------------------------------------------------------------------------------------
Income                                                     2                   93,195                       -

Operating expenses                                         8                  (90,750)                 (6,731)

--------------------------------------------------------------------------------------------------------------
Operating result                                                                2,445                  (6,731)

Interest and other income                                                       3,170                   2,589
Exchange gain and (loss) - net                                                    (98)                 (3,032)
Financial expenses                                                               (519)                      -
Value adjustment on current assets                                             (2,913)                      -

--------------------------------------------------------------------------------------------------------------
Net financial result                                       9                     (360)                   (443)

--------------------------------------------------------------------------------------------------------------
Net income                                                                      2,085                  (7,174)

Exceptional income                                         10                     358                       -
Exceptional expenses                                       7                  (12,351)                      -

--------------------------------------------------------------------------------------------------------------
Exceptional result                                                            (11,993)                      -

Result before tax                                                              (9,908)                 (7,174)

Income tax                                                                       (480)                      -

--------------------------------------------------------------------------------------------------------------
Net loss for the year                                                         (10,388)                 (7,174)
==============================================================================================================


   The accompanying notes form an integral part of these financial statements

                           Gemplus International S. A.
                   Notes to the statutory financial statements

1. The Company

Gemplus International S.A. ("the Company") has been incorporated in the Grand Duchy of Luxembourg since December 6, 1999. Its principal purpose is to hold, manage and enhance value of shareholdings in companies which design, develop, manufacture and market microprocessor solutions and non-chip-based products for customers in the telecommunications, network systems and other service industries.

2. Accounting principles

The annual statutory accounts are established in conformity with Luxembourg law and generally accepted accounting principles in Luxembourg. The Company prepares consolidated financial statements, which are available at the office of the Company.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for impairment of investments and other financial assets, depreciation and amortization, taxes and contingencies. Actual results could differ from these estimates.

Development costs

The Company develops smart card technology as part of the new generation of the group's products. The development costs identified are recorded in assets and will be amortized over a period of 5 years starting on the date that they are implemented.

Fixed assets

Fixed assets are carried at cost. They correspond to fixtures and fittings, which are depreciated over a period of 5 to 10 years, using the straight-line method.

Impairment of long-lived assets

At each balance sheet date, the Company assesses whether events or changes in circumstances would indicate that the carrying amount of long-lived assets such as investments has been impaired.

Short-term deposits

Short-term deposits have an original or remaining maturity of three months or less.

Taxation

The Company is subject to the income tax regulations that generally apply to companies incorporated in Luxembourg.

                           Gemplus International S.A.
                   Notes to the statutory financial statements

Income

Gemplus International S.A. and certain subsidiaries can perform services on behalf of the Group. These types of services are mainly provided by Gemplus International S.A. and the subsidiaries in France, the United States, the United Kingdom and Switzerland. All corporate related costs performed by the subsidiaries are invoiced to Gemplus International S.A. with a margin of 5% covering their unallocated general and administrative costs.

Gemplus International S.A. then reinvoices with the same margin of 5% all the operating subsidiaries worldwide on the basis of allocation keys such as revenue generated. However, certain costs which specifically relate to the holding company's activity, such as exchange gain and loss, interest income and expense, termination benefits of Group executives, internal audit costs, investors relations and certain legal costs remain as expenses for Gemplus International S.A..

Following the Initial Public Offering in December 2000, these costs started to represent significant amounts. A systematic identification of corporate costs is now carried out on a regular basis within the Group.

Financial instruments

The policy of the Company is to hedge its foreign currency exposure on its assets, liabilities and transactions denominated in currencies other than the euro, which mainly relate to transactions with subsidiaries of the Company. Gains and losses on foreign exchange hedging contracts and resulting from the conversion of assets and liabilities into euros, are recorded in exchange gains or losses in net income.

Treasury shares

From time to time the Company, with the approval of the Board of Directors, repurchases a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfil its obligations under the stock option plans or are intended for cancellation. Treasury shares are presented at cost in current assets and a corresponding undistributable reserve has been recorded within the shareholders' equity.

                           Gemplus International S.A.
                   Notes to the statutory financial statements

3. Shareholders' equity

Shareholders' equity during fiscal year ended December 31, 2001 is as follows:


                                                                                                   (in thousands of euros)
                                                                                          ---------------------------------------
                                                              Date            Number of    Share Capital     Paid-in      Total
                                                                                Shares                       Capital
---------------------------------------------------------------------------------------------------------------------------------
Capital as at December 31, 2000                                              631,314,308         124,263    1,628,398   1,752,661
---------------------------------------------------------------------------------------------------------------------------------

Contribution of Gemplus S.A. shares                        Feb 14, 2001        4,377,900             876       11,137      12,013
Contribution of Celocom shares (note 5)                    Feb 20, 2001        4,191,776             838       24,312      25,151
Contribution of SLP shares (note 5)                       March 13, 2001         362,863              73        2,105       2,177
Contribution of Gemplus S.A. shares                       April 12, 2001         576,850             115        1,468       1,583
Contribution of Gemplus S.A. shares                       June 20, 2001          283,450              57          721         778
Issuance of shares pursuant to share options exercised    June 20, 2001        1,725,600             345        2,758       3,103
Contribution of Gemplus S.A. shares                        Aug 10, 2001           47,300               9          120         130
Issuance of shares pursuant to share options exercised     Aug 10, 2001           15,000               3            9          12
Contribution of Gemplus S.A. shares                        Oct 11, 2001        1,862,500             373        4,738       5,111
Issuance of shares pursuant to share options exercised     Oct 11, 2001          206,250              41          348         389
Contribution of Gemplus S.A. shares                        Dec 17, 2001          148,500              30          378         407
Issuance of shares pursuant to share options exercised     Dec 17, 2001          170,000              34          196         230
Capital increase costs recorded against paid-in-capital                                -               -         (130)       (130)
Transfer to reserve for treasury shares hold                                           -               -      (14,939)          -

---------------------------------------------------------------------------------------------------------------------------------
Capital as at December 31, 2001                                              635,282,297         127,056    1,661,620   1,788,676
---------------------------------------------------------------------------------------------------------------------------------

Reserves for treasury shares hold                                                                                          14,939
Result brought forward                                                                                                     (7,174)
Net loss in 2001                                                                                                          (10,388)

---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at December 31, 2001                                                                            1,786,053
---------------------------------------------------------------------------------------------------------------------------------

The authorized share capital of the Company is currently four hundred million euro consisting of two billion shares with no legal par value, of which 635,282,297 were issued at year-end.

An agreement still exists with certain employees or former employees of our French subsidiary Gemplus S.A., whereby they can exchange their shares in Gemplus S.A. for shares of Gemplus International S.A. upon request. The number of shares of Gemplus S.A., which can be contributed under such an agreement, corresponds to the equivalent of 6,114,200 Gemplus International S.A. shares.

Treasury shares

In 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001. During the same period, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of (euro) 3.17 per share.

                           Gemplus International S.A.
                   Notes to the statutory financial statements

Treasury shares activity for the year ended December 31, 2001 is as follows:

                                                                          Number of
                                                                           treasury
                                                                            shares

Purchase of shares pursuant to the Company's share repurchase program     4,900,534
Sale of treasury shares                                                    (119,627)

------------------------------------------------------------------------------------
As at December 31, 2001                                                   4,780,907
------------------------------------------------------------------------------------


Share option plans

During the year, 2,116,850 share options were exercised by employees in accordance with the relevant share option plans (see Note 11).

Warrants

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of (euro) 2.3375 per share, resulting in an underlying per share value of (euro) 3.51. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2001, no warrant had been exercised.

4. Intangible and fixed assets

Intangible assets mainly relate to the development costs of certain new smart card technologies for (euro) 3,530 thousand. Due to the fact that this technology has not yet been implemented, no amortization has been recognized in 2001.

5. Investments

 Investments consist of the following:

-----------------------------------------------------------------------------------------------
                                                                               Percentage of
             Subsidiary               Acquisition         Country of          ownership as at
                                          cost           incorporation       December 31, 2001
-----------------------------------------------------------------------------------------------

GEMPLUS FINANCE SA                       727,595           Luxembourg               100%
GEMPLUS SA                               838,493        Gemenos - France             97%
GEMVENTURES SA                             9,995       Zaventem - Belgium            99%
GEMPLUS  Management et Trading SA            956      Geneva - Switzerland          100%
CELOCOM                                   55,984        Dublin - Irland             100%
SLP                                       51,177       Nanterre - France            100%
Other investments                          3,772
-----------------------------------------------------------------------------------------------

Investments                            1,687,972

                           Gemplus International S.A.
                   Notes to the statutory financial statements

The Company has minority shareholdings in various non-public start-up companies. These shareholdings are recorded at their acquisition price. The acquisition price includes charges and expenses in connection with the acquisition. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i. e. that the business model is questioned and that the business plan has not been met.

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of (euro) 25,151 thousand. Out of these (euro) 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of
(euro) 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued were transferred to a financial institution and put in escrow with such institution until the release of such shares in accordance with the terms of the agreement. As at December 31, 2001, 1,173,181 shares had not been released and were still in escrow.

As part of the purchase price related to the acquisition of SLP InfoWare SA in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of (euro) 2,177 thousand. Out of these (euro) 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of (euro) 73 thousand was allocated to share capital, as the corresponding shares were issued.

Under two agreements dated July 6, 2001 and February 5, 2001 the Company lent a total of PLN 50,000 thousand ((euro) 16,795 thousand) at December 31, 2001 to its Polish subsidiary. These loans bear a rate of interest of WIBOR + 1% and are repayable on December 31, 2002 and July 1, 2002, respectively.


6. Advance to suppliers and prepayments

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier's production capacity with an unsecured advance facility. The advance facility matures over a period of three years. As at December 31, 2001, no repayment had occurred and the outstanding face value of the advance facility was (euro) 39,885 thousand, of which (euro) 22,865 thousand was recorded under "advance to suppliers" short-term portion and
(euro) 17,020 under "advance to suppliers" long-term portion.

Prepayments mainly relate to insurance premiums and rental expenses for premises.

                           Gemplus International S.A.
                   Notes to the statutory financial statements

7. Maturities of assets and liabilities

Maturities of assets and liabilities are detailed as follows:


                                                     (in thousands of euros)
----------------------------------------------------------------------------
           Assets                          Gross      Less than    More than
                                           value       1 year       1 year
----------------------------------------------------------------------------

Accounts receivable (group)                91,569        91,569           -
Accounts receivable (other)                    54            54
Advance to suppliers                       39,885        22,865      17,020
Other assets                                  894           894           -

----------------------------------------------------------------------------
Total assets                              132,402       115,382      17,020
----------------------------------------------------------------------------

                                                     (in thousands of euros)
----------------------------------------------------------------------------
           Liabilities                     Gross      Less than    More than
                                           value       1 year       1 year

----------------------------------------------------------------------------

Trade accounts payable (group)             40,998        40,998           -
Trade accounts payable (other)              4,007         4,007
Tax and social liabilities                    485           485           -
Intra-group payables                       40,289        40,289           -
Bank overdraft                              1,127         1,127
Other liabilities (see below)              15,475        15,475           -

----------------------------------------------------------------------------
Total liabilities                         102,381       102,381           -
----------------------------------------------------------------------------


On December 19, 2001, Mr. Antonio Perez resigned from his position as President and Chief Executive Officer of the Company. As part of his severance agreement, Mr. Perez was entitled to receive a severance payment, that was recorded in the Company's 2001 net income in the amount of (euro) 1,161 thousand.

On December 19, 2001, the Company's Board of Directors accepted the cessation of Dr. Marc Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a severance payment to Dr. Lassus in the amount of (euro) 11,190 thousand recorded in the Company's 2001 net income.

8. Operating expenses

Operating expenses mainly relate to corporate activities such as general management, business unit management, finance, information systems, treasury, and legal.

                           Gemplus International S.A.
                   Notes to the statutory financial statements

9. Net financial result

Net financial result is as follows:

-------------------------------------------------------------------------
                                                        December 31, 2001
-------------------------------------------------------------------------

Exchange gain and losses                                         (98)
Other financial expenses                                        (519)
Value adjustment on current assets                            (2,913)
Interest received from subsidiaries                            1,760
Interest received on short--term deposits                      1,399
Other financial income                                            11

-------------------------------------------------------------------------
Net financial result                                            (360)
-------------------------------------------------------------------------


10. Exceptional income
    ------------------

                                                  (in thousands of euros)
-------------------------------------------------------------------------
                                                        December 31, 2001
-------------------------------------------------------------------------

Other exceptional income                                         107
Reversal of exceptional provision                                251

-------------------------------------------------------------------------
Exceptional income                                               358
-------------------------------------------------------------------------

11. Share option plans

The Company may grant, under various employee share option plans (the "Plans"), options to purchase or subscribe for shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years. The total number of options granted in all Plans is 61,409,858 options, of which 14,956,238 are exercisable at present at prices ranging from (euro) 2.80 to (euro) 7.96.

As part of the agreement with certain employees and former employees of Gemplus SA as described in Note 3, stock options granted at the level of Gemplus S.A. can ultimately be converted into 33,050,250 shares of Gemplus International S.A. for an exercise price ranging between (euro) 0.83 and (euro) 3.51.

12. Related party transactions

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Mackintosh, also served on the Company's Board of Directors. This company was appointed to provide an independent review of the Group 's management, information, organization and business systems, as well as identification and recommendation of remedial action. The total cost recorded in the Company's 2001 Income Statement for this arrangement amounted to (euro) 906 thousand.

In addition, other related party transactions involving certain subsidiaries of the Company are disclosed in the Notes to the Consolidated Financial Statements of Gemplus International S.A..

                           Gemplus International S.A.
                   Notes to the statutory financial statements

13. Lease commitments

The Company leases office space under a non-cancelable operating lease. Future minimum annual lease payments under all non-cancelable operating leases as at December 31, 2001 are as follows:

                            (in thousands of euros)
---------------------------------------------------

Year ended December 31:
2002                                           306
2003                                           306
2004                                           306
2005                                           306
2006                                           306
Thereafter                                     993


14. Financial instruments

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. The derivative instruments are traded "over the counter" with major financial institutions. The Company does not enter into any derivative contracts for any purposes other than hedging.


Outstanding forward contracts described below are at closing rates:

                           (in thousands of euros)
---------------------------------------------------
December 31, 2001                Purchase    Sold
                                  items      items
---------------------------------------------------
Hedging transactions

GBP                                2,787    (3,764)
JPY                                    -    (7,783)
SGD                               22,852   (41,732)
USD                               16,598  (201,488)
PLN                               16,176   (16,176)
Other                              1,787    (4,140)

---------------------------------------------------
Total forwards                    60,200  (275,083)
---------------------------------------------------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 11, 2002

                                           GEMPLUS INTERNATIONAL S.A.


                                           By:  /s/ Stephen Juge
                                                --------------------------------
                                           Name:  Stephen Juge
                                           Title: Executive Vice President and
                                                  General Counsel